Exhibit 99.1 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of June 2019 Commission File Number: 001-15276 Itaú Unibanco Holding S.A. (Exact name of registrant as specified in its charter) Itaú Unibanco Holding S.A. (Translation of Registrant’s Name into English) Praça Alfredo Egydio de Souza Aranha, 100-Torre Conceicao CEP 04344-902 São Paulo, SP, Brazil (Address of Principal Executive Office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F Form 40-F Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(1): Yes No Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(7): Yes No Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________. Exhibit 99.1 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of June 2019 Commission File Number: 001-15276 Itaú Unibanco Holding S.A. (Exact name of registrant as specified in its charter) Itaú Unibanco Holding S.A. (Translation of Registrant’s Name into English) Praça Alfredo Egydio de Souza Aranha, 100-Torre Conceicao CEP 04344-902 São Paulo, SP, Brazil (Address of Principal Executive Office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F Form 40-F Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(1): Yes No Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(7): Yes No Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

Exhibit 99.1

Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Update in item 20.2	**05/31/2019**
V3	Update in itens 12.5/6, 12.7/8, 12.12, 15.1/15.2, 15.3, 15.4, 15.8 e 19.2	**06/18/2019**
V4	Update in itens 11.1, 12.5/6, 12.7/8 e 21.3	**07/29/2019**
V5	Update in itens 11.1 and 12.12	**11/04/2019**
V6	Update in itens 18.8 and 18.12	**11/22/2019**
V7	Update in itens 12.5/6 and 12.12	**01/08/2020**
V8	Update in itens 18.8 and 18.12	**01/23/2020**
V9	Update in itens 11.1, 11.2, 12.7/8 e 21.3	**02/10/2020**

Exhibit 99.1 11. Projections 11.1. Projections should identify: Information provided in this item on perspectives for business, projections and operational and financial goals are solely forecasts, based on Management’s current expectations in relation to the Bank’s future. These expectations are highly dependent on market conditions and on the general economic performance of Brazil, the sector, and international markets. Therefore, our effective results and performance may differ substantially from those in this forward-looking information. This item contains information that is or could be construed as forward-looking information based largely on our current expectations and projections with respect to future occurrences and financial trends that affect our activities. In view of these risks and uncertainties, the information, circumstances, and prospective facts mentioned in this item may not occur. Our effective results and performance may differ substantially from those in this forward-looking information. Words such as “believe”, “may”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and the like are used to identify forward-looking statements, but are not the only way to identify such statements. a) subject matter of the projection a.1) Accumulated variation in the 12-month period: • Total loan portfolio, including financial guarantees provided and corporate securities; • Financial margin with clients; • Commissions and fees and Result from insurance operations; and • Non-interest expenses. a.2) Accumulated amount in the 12-month period: • Cost of credit, which includes result from loan losses, Impairment, and discounts granted; and • Financial margin with the market. a.3) Expected income tax and social contribution rate. a.4) These projections are calculated based on the financial statements under BRGAAP. b) projected period and the period for which the projection is valid • Projected period: fiscal year 2020; • Project validity: this year or until Management states otherwise. c) assumptions of the projection indicating which ones may be influenced by the issuer´s management and those which are beyond its control c.1) Assumptions under the control of Management for fiscal year 2020 Expectations disclosed to the market are based on the assumed alignment with the bank’s projected budget for the year. The budgets for results and loan operations balance and equity account balances are evaluated to ensure this alignment. The intervals disclosed are defined according to the bank’s management’s expectations. It is worth pointing out that periodical analyzes are undertaken to check for the adherence between expectations disclosed and possible budget revisions or internal projections of results that may be carried out over the year due to changes in the macroeconomic outlook and in competitive or regulatory environment. Therefore, it is possible to evaluate the need for occasional changes in public expectations. Exhibit 99.1 11. Projections 11.1. Projections should identify: Information provided in this item on perspectives for business, projections and operational and financial goals are solely forecasts, based on Management’s current expectations in relation to the Bank’s future. These expectations are highly dependent on market conditions and on the general economic performance of Brazil, the sector, and international markets. Therefore, our effective results and performance may differ substantially from those in this forward-looking information. This item contains information that is or could be construed as forward-looking information based largely on our current expectations and projections with respect to future occurrences and financial trends that affect our activities. In view of these risks and uncertainties, the information, circumstances, and prospective facts mentioned in this item may not occur. Our effective results and performance may differ substantially from those in this forward-looking information. Words such as “believe”, “may”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and the like are used to identify forward-looking statements, but are not the only way to identify such statements. a) subject matter of the projection a.1) Accumulated variation in the 12-month period: • Total loan portfolio, including financial guarantees provided and corporate securities; • Financial margin with clients; • Commissions and fees and Result from insurance operations; and • Non-interest expenses. a.2) Accumulated amount in the 12-month period: • Cost of credit, which includes result from loan losses, Impairment, and discounts granted; and • Financial margin with the market. a.3) Expected income tax and social contribution rate. a.4) These projections are calculated based on the financial statements under BRGAAP. b) projected period and the period for which the projection is valid • Projected period: fiscal year 2020; • Project validity: this year or until Management states otherwise. c) assumptions of the projection indicating which ones may be influenced by the issuer´s management and those which are beyond its control c.1) Assumptions under the control of Management for fiscal year 2020 Expectations disclosed to the market are based on the assumed alignment with the bank’s projected budget for the year. The budgets for results and loan operations balance and equity account balances are evaluated to ensure this alignment. The intervals disclosed are defined according to the bank’s management’s expectations. It is worth pointing out that periodical analyzes are undertaken to check for the adherence between expectations disclosed and possible budget revisions or internal projections of results that may be carried out over the year due to changes in the macroeconomic outlook and in competitive or regulatory environment. Therefore, it is possible to evaluate the need for occasional changes in public expectations.

Exhibit 99.1 Expectations do not include any possible acquisitions and partnerships that may occur in the future. c.2) Assumptions beyond the control of Management for 2020 This looking-forward information is subject to uncertainties and assumptions, including among other risks: • General economic, political, and business conditions in Brazil and variations in inflation, interest, and foreign exchange rates, as well as the performance of financial markets; • General economic and political conditions abroad, particularly in the countries where we operate; • Government regulations and tax laws, and respective amendments thereto; • Developments of high-profile investigations currently under way and the impact on clients and our fiscal exposure; • Disruptions and volatility in the global financial markets; • Increases in compulsory deposits and reserve requirements • Regulation and liquidation of our business on a consolidated basis; • Holders of our shares and ADSs may face difficulties to receive dividends; • Failure or hacking of our security and operational infrastructure or systems; • Our ability to protect personal or other data; • Fiercer competition and consolidation of the sector; • Changes in our loan portfolios and the value of our securities and derivatives; • Losses associated with counterparty exposure; • Our exposure to the Brazilian public debt; • Inaccurate pricing methodologies for insurance, pension plan and capitalization products; • Efficiency of our risk management policies; • Damage to our reputation; • Ability of our controlling stockholder to run our business; • Difficulties to integrate new or merged business; • Impact of environmental and social issues; and • The Company’s other risk factors are listed in item 4.1 Risk Factors of this Reference Form. d) the amounts of the indicators that are the subject matter of the projection Projections for fiscal year 2020 (1) Includes foreign units ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from loan losses, Impairment and discounts granted; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses. Exhibit 99.1 Expectations do not include any possible acquisitions and partnerships that may occur in the future. c.2) Assumptions beyond the control of Management for 2020 This looking-forward information is subject to uncertainties and assumptions, including among other risks: • General economic, political, and business conditions in Brazil and variations in inflation, interest, and foreign exchange rates, as well as the performance of financial markets; • General economic and political conditions abroad, particularly in the countries where we operate; • Government regulations and tax laws, and respective amendments thereto; • Developments of high-profile investigations currently under way and the impact on clients and our fiscal exposure; • Disruptions and volatility in the global financial markets; • Increases in compulsory deposits and reserve requirements • Regulation and liquidation of our business on a consolidated basis; • Holders of our shares and ADSs may face difficulties to receive dividends; • Failure or hacking of our security and operational infrastructure or systems; • Our ability to protect personal or other data; • Fiercer competition and consolidation of the sector; • Changes in our loan portfolios and the value of our securities and derivatives; • Losses associated with counterparty exposure; • Our exposure to the Brazilian public debt; • Inaccurate pricing methodologies for insurance, pension plan and capitalization products; • Efficiency of our risk management policies; • Damage to our reputation; • Ability of our controlling stockholder to run our business; • Difficulties to integrate new or merged business; • Impact of environmental and social issues; and • The Company’s other risk factors are listed in item 4.1 Risk Factors of this Reference Form. d) the amounts of the indicators that are the subject matter of the projection Projections for fiscal year 2020 (1) Includes foreign units ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from loan losses, Impairment and discounts granted; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses.

Exhibit 99.1 It is noteworthy mentioning that the Company currently includes, for business management purposes, cost of capital of approximately 12.5% per year. 11.2. Should the issuer have disclosed, for the past three years, projections for the evolution of its indicators: a) state which are being replaced by new projections included in the form and which are being repeated in the form The indicators presented and monitored for the 2019 projections remain unchanged in 2020, as follows: (i) total loan portfolio, (ii) financial margin with clients, (iii) financial margin with the market, (iv) cost of credit, (v) commissions and fees and result from insurance operations, (vi) non-interest expenses, and (vii) effective income tax and social contribution rate. b) with respect to the projections related to the periods that have already lapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections Projections for fiscal year 2019 (1) Includes foreign units ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from loan losses, Impairment and discounts granted; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses. Reasons for divergence from projections: Total loan portfolio: the higher-than-expected growth in Brazil is mainly driven by the higher credit demand from individuals and small and middle-market companies and to the increased corporate securities from the corporate segment. Financial margin with clients: the lower-than-expected growth in Consolidated was mainly driven by the foreign exchange variation in our Latin American operations. Cost of credit: the higher-than-expected level in Consolidated is mainly due to the higher increase in the loan portfolio in Brazil and to the higher-than-expected levels of provision for the Latin America portfolio, driven by macroeconomic uncertainties in Chile in the fourth quarter of 2019. Exhibit 99.1 It is noteworthy mentioning that the Company currently includes, for business management purposes, cost of capital of approximately 12.5% per year. 11.2. Should the issuer have disclosed, for the past three years, projections for the evolution of its indicators: a) state which are being replaced by new projections included in the form and which are being repeated in the form The indicators presented and monitored for the 2019 projections remain unchanged in 2020, as follows: (i) total loan portfolio, (ii) financial margin with clients, (iii) financial margin with the market, (iv) cost of credit, (v) commissions and fees and result from insurance operations, (vi) non-interest expenses, and (vii) effective income tax and social contribution rate. b) with respect to the projections related to the periods that have already lapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections Projections for fiscal year 2019 (1) Includes foreign units ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from loan losses, Impairment and discounts granted; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses. Reasons for divergence from projections: Total loan portfolio: the higher-than-expected growth in Brazil is mainly driven by the higher credit demand from individuals and small and middle-market companies and to the increased corporate securities from the corporate segment. Financial margin with clients: the lower-than-expected growth in Consolidated was mainly driven by the foreign exchange variation in our Latin American operations. Cost of credit: the higher-than-expected level in Consolidated is mainly due to the higher increase in the loan portfolio in Brazil and to the higher-than-expected levels of provision for the Latin America portfolio, driven by macroeconomic uncertainties in Chile in the fourth quarter of 2019.

Exhibit 99.1 Commissions and fees and result from insurance operations: the higher-than-expected growth in Consolidated and in Brazil is mainly driven by higher revenues from economic and financial advisory, brokerage and fund management services. Non-interest expenses: the lower-than-expected growth in Consolidated and in Brazil is due to the efficient cost management. Projections for fiscal year 2018 (1) Includes foreign units ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from loan losses, Impairment and discounts granted; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses. Reasons for divergence from projections: Financial margin with the market: the higher-than-expected growth in Consolidated was mainly driven by our results in Latin America. Commissions and fees and result from insurance operations: the lower-than-expected growth in Brazil was mainly driven by the lower-than-expected level of economic activities and a fiercer competitive environment. Non-interest expenses: the higher-than-expected growth in Consolidated was mainly driven by the foreign exchange variation in our Latin America operations. Exhibit 99.1 Commissions and fees and result from insurance operations: the higher-than-expected growth in Consolidated and in Brazil is mainly driven by higher revenues from economic and financial advisory, brokerage and fund management services. Non-interest expenses: the lower-than-expected growth in Consolidated and in Brazil is due to the efficient cost management. Projections for fiscal year 2018 (1) Includes foreign units ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from loan losses, Impairment and discounts granted; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses. Reasons for divergence from projections: Financial margin with the market: the higher-than-expected growth in Consolidated was mainly driven by our results in Latin America. Commissions and fees and result from insurance operations: the lower-than-expected growth in Brazil was mainly driven by the lower-than-expected level of economic activities and a fiercer competitive environment. Non-interest expenses: the higher-than-expected growth in Consolidated was mainly driven by the foreign exchange variation in our Latin America operations.

Exhibit 99.1 Projections for fiscal year 2017 (1) Considers USD-BRL rate at R$3.50 in December 2017; (2) Includes foreign units ex-Latin America; (3) Includes financial guarantees provided and corporate securities; (4) Financial margin with clients also includes the reclassification in 2016 of discounts granted to Cost of credit; (5) Composed of Result from loan losses, Impairment and discounts granted; (6) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses. The Company informs that, in 2017, the financial margin with the market was R$6.3 billion, in line with the expectation for the end of the year between R$5.5 billion and R$6.5 billion, and that the effective income tax and social contribution rate was 31.2%, in line with the expected range between 30% and 32%. Reasons for divergence from projections: Total loan portfolio: the lower-than-expected growth in Consolidated and in Brazil is mainly driven by lower-than-expected credit origination levels, due to lower credit demand compared to the originally expected demand. Financial margin with clients (ex-Impairment and discounts granted): the lower-than- expected growth in Consolidated is mainly driven by lower credit growth levels in 2017, and to the effects of a Selic interest rate lower than the originally expected one. Commissions and fees and result from insurance operations: a higher-than-expected growth in Consolidated and in Brazil is mainly driven by a higher-than-expected increase in fund management fees and revenues from economic and financial advisory and brokerage services. Non-interest expenses: a lower-than-expected growth in Consolidated and in Brazil was driven by the ongoing search for efficiency and cost control over 2017. c) with respect to the projections related to current periods, state whether the projections are still valid on the date the form is submitted and, when applicable, explain why they were abandoned or replaced Not applicable. Exhibit 99.1 Projections for fiscal year 2017 (1) Considers USD-BRL rate at R$3.50 in December 2017; (2) Includes foreign units ex-Latin America; (3) Includes financial guarantees provided and corporate securities; (4) Financial margin with clients also includes the reclassification in 2016 of discounts granted to Cost of credit; (5) Composed of Result from loan losses, Impairment and discounts granted; (6) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses. The Company informs that, in 2017, the financial margin with the market was R$6.3 billion, in line with the expectation for the end of the year between R$5.5 billion and R$6.5 billion, and that the effective income tax and social contribution rate was 31.2%, in line with the expected range between 30% and 32%. Reasons for divergence from projections: Total loan portfolio: the lower-than-expected growth in Consolidated and in Brazil is mainly driven by lower-than-expected credit origination levels, due to lower credit demand compared to the originally expected demand. Financial margin with clients (ex-Impairment and discounts granted): the lower-than- expected growth in Consolidated is mainly driven by lower credit growth levels in 2017, and to the effects of a Selic interest rate lower than the originally expected one. Commissions and fees and result from insurance operations: a higher-than-expected growth in Consolidated and in Brazil is mainly driven by a higher-than-expected increase in fund management fees and revenues from economic and financial advisory and brokerage services. Non-interest expenses: a lower-than-expected growth in Consolidated and in Brazil was driven by the ongoing search for efficiency and cost control over 2017. c) with respect to the projections related to current periods, state whether the projections are still valid on the date the form is submitted and, when applicable, explain why they were abandoned or replaced Not applicable.

Exhibit 99.1

12.7/8 - Composition of committees

Name Taxpayer ID (CPF) Other positions held/roles performed at the issuer	Type of committee Description of other committees	Position held Description of other positions held Type of audit	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Antonio Carlos Barbosa de Oliveira 528.154.718-68 Not applicable.	Audit Committee	Committee member (effective) A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Engineer 06/13/1951	04/25/2019 06/11/2019	Annual 2	97.06%
Antonio Francisco de Lima Neto 231.877.943-00 Not applicable.	Audit Committee	Committee member (effective) A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Economist 06/13/1965	04/25/2019 06/11/2019	Annual 5	97.06%
Diego Fresco Gutierrez 214.970.328-90 Not applicable.	Audit Committee	Committee member (effective) A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Accountant 01/24/1970	04/25/2019 06/11/2019	Annual 7	97.06%
Gustavo Jorge Laboissière Loyola 101.942.071-53 Member of the Board of Directors Member of the Related Parties Committee Member of the Compensation Committee	Audit Committee	Chairman of the Committee A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Economist 12/19/1952	04/25/2019 06/11/2019	Annual 3	97.06%
Maria Helena dos Santos Fernandes de Santana 036.221.618-50 Not applicable.	Audit Committee	Committee member (effective) A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Economist 06/23/1959	04/25/2019 06/11/2019	Annual 6	76.47%
Rogério Paulo Calderón Peres 035.248.608-26 Not applicable.	Audit Committee	Committee member (effective) A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Business Administrator 02/02/1962	04/25/2019 06/11/2019	Annual 4	97.06%
Gustavo Jorge Laboissière Loyola 101.942.071-53 Member of the Board of Directors Chairman of the Audit Committee Member of the Related Parties Committee	Compensation Committee	Committee member (effective)	Economist 12/19/1952	04/25/2019 04/25/2019	Annual 4	100.00%

Exhibit 99.1

Geraldo José Carbone 952.589.818-00 Not applicable.	Compensation Committee	Committee member (effective)	Economist 08/02/1956	04/25/2019 04/25/2019	Annual 2	100.00%
Pedro Luiz Bodin de Moraes 548.346.867-87 Member of the Board of Directors Chairman of the Capital and Risk Management Committee Member of the Related Parties Committee	Compensation Committee	Committee member (effective)	Economist 07/13/1956	04/25/2019 04/25/2019	Annual 10	100.00%
Pedro Moreira Salles 551.222.567-72 Co-chairman of the Board of Directors Chairman of Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Social Responsibility Committee	Compensation Committee	Committee member (effective)	Banker 10/20/1959	04/25/2019 04/25/2019	Annual 10	100.00%

Exhibit 99.1

12.7/8 - Composition of committees

Name	Type of committee	Position held Description of other positions held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	**Description of other committees**	**Type of audit**	**Date of birth**	**Date of investiture**	**Number of consecutive terms of office**	
Other positions held/roles performed at the issuer						
Roberto Egydio Setubal 007.738.228-52 Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Member of the Strategy Committee	Compensation Committee	Chairman of the Committee	Engineer	04/25/2019 04/25/2019	Annual 3	100.00%
Alexsandro Broedel 031.212.717-09 Executive Officer Investor Relations Officer	Other committees Disclosure and Trding Committee	Chairman of the Committee	Accountant 10/05/1974	04/25/2019 04/25/2019	Annual 6	100.00%
Alfredo Egydio Setubal 014.414.218-07 Member of the Board of Directors Member of the Personnel Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee	Other committees Nomination and Corporate Governance Committee	Committee member (effective)	Business Administrator 09/01/1958	04/25/2019 04/25/2019	Annual 11	100.00%

Exhibit 99.1 12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Date of Date of Number of committees birth investiture consecutive Type of audit terms of office Other positions held/roles performed at the issuer Alfredo Egydio Setubal Other committees Committee member Business 04/25/2019 Annual 75.00% 014.414.218-07 Disclosure and Trading (effective) Administrator 04/25/2019 11 Member of the Board of Directors Committee 09/01/1958 Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Chairman of the Social Responsibility Committee Alfredo Egydio Setubal Other committees Committee member Business 04/25/2019 Annual 100.00% 014.414.218-07 Personnel Committee (effective) Administrator 04/25/2019 5 Member of the Board of Directors 09/01/1958 Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee Alfredo Egydio Setubal Other committees Chairman of the Committee Business 04/25/2019 Annual 0.00% 014.414.218-07 Social Responsibility Administrator 04/25/2019 2 Member of the Board of Directors Committee 09/01/1958 Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee Exhibit 99.1 12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Date of Date of Number of committees birth investiture consecutive Type of audit terms of office Other positions held/roles performed at the issuer Alfredo Egydio Setubal Other committees Committee member Business 04/25/2019 Annual 75.00% 014.414.218-07 Disclosure and Trading (effective) Administrator 04/25/2019 11 Member of the Board of Directors Committee 09/01/1958 Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Chairman of the Social Responsibility Committee Alfredo Egydio Setubal Other committees Committee member Business 04/25/2019 Annual 100.00% 014.414.218-07 Personnel Committee (effective) Administrator 04/25/2019 5 Member of the Board of Directors 09/01/1958 Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee Alfredo Egydio Setubal Other committees Chairman of the Committee Business 04/25/2019 Annual 0.00% 014.414.218-07 Social Responsibility Administrator 04/25/2019 2 Member of the Board of Directors Committee 09/01/1958 Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee

Exhibit 99.1

12.7/8 - Composition of committees

Name Taxpayer ID (CPF) Other positions held/roles performed at the issuer	Type of committee Description of other committees	Position held Description of other positions held Type of audit	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Álvaro Felipe Rizzi Rodrigues 166.644.028-07 Officer	Other committees Disclosure and Trading Committee	Committee member (effective)	Lawyer 03/28/1977	04/25/2019 04/25/2019	Annual 5	100.00%
Ana Lúcia de Mattos Barreto Villela 066.530.828-06 Member of the Board of Directors Member of the Personnel Committee Member of the Social Responsibility Committee	Other committees Nomination and Corporate Governance Committee	Committee member (effective)	Pedagogic Professional 10/25/1973	04/25/2019 04/25/2019	Annual 2	100.00%
Ana Lúcia de Mattos Barretto Villela 066.530.828-06 Member of the Board of Directors Member of the Nomination and Corproate Governance Committee Member of the Social Responsibility Committee	Other committees Personnel Committee	Committee member (efective)	Pedagogic Professional 10/25/1973	04/25/2019 04/25/2019	Annual 2	100.00%
Ana Lúcia de Mattos Barretto Villela 066.530.828-06 Member of the Board of Directors Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee	Other Committees Social Responsiblity Committee	Committee member (efective)	Pedagogic Professional 10/25/1973	04/25/2019 04/25/2019	Annual 2	0.00%
Candido Botelho Bracher 039.690.188-38 Chief Executive Officer	Other Committees Social Responsibility Committee	Committee member (effective)	Business Administrator 12/05/1958	04/25/2019 04/25/2019	Annual 2	0.00%

Exhibit 99.1

Carlos Henrique Donegá Aidar 076.630.558-96 Not applicable.	Other committees Disclosure and Trading Committee	Committee member (effective)	Economist 10/19/1965	04/25/2019 04/25/2019	Annual 5	75.00%
Eduardo Queiroz Tracanella 272.985.178-05 Not applicable.	Other committees Disclosure and Trading Committee	Committee member (effective)	Publicist 10/01/1974	07/15/2019 07/15/2019	Annual 0	0.00%
Claudia Politanski 132.874.158-32 Director Vice-President	Social Responsibility Committee	Committee member (effective)	Lawyer 08/31/1970	04/25/2019 04/25/2019	Annual 2	0.00%
Fábio Colletti Barbosa 771.733.258-20 Membe of the Board of Directors Member of the Strategy Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Social Responsibility Committee	Other committees Personnel Committee	Committee member (effective)	Business Administrator 10/03/1954	04/25/2019 04/25/2019	Annual 5	100.00%

Exhibit 99.1 12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Date of Date of Number of Type of audit committees birth investiture consecutive terms of office Other positions held/roles performed at the issuer Fábio Colletti Barbosa Other committees Committee member Business 04/25/2019 Annual 100.00% (effective) Administrator 04/25/2019 5 771.733.258-20 Nomination and 10/03/1954 Corporate Member of the Board of Governance Directors Committee Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee Fábio Colletti Barbosa Other committees Committee member Business 04/25/2019 Annual 100.00% (effective) Administrator 04/25/2019 5 771.733.258-20 Strategy Committee 10/03/1954 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee Chairman of the Committee 100.00% Fábio Colletti Barbosa Other committees Business 04/25/2019 Annual Administrator 771.733.258-20 Related Parties 04/25/2019 3 Committee 10/03/1954 Member of the Board of Directors Member of the Strategy Committee Exhibit 99.1 12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Date of Date of Number of Type of audit committees birth investiture consecutive terms of office Other positions held/roles performed at the issuer Fábio Colletti Barbosa Other committees Committee member Business 04/25/2019 Annual 100.00% (effective) Administrator 04/25/2019 5 771.733.258-20 Nomination and 10/03/1954 Corporate Member of the Board of Governance Directors Committee Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee Fábio Colletti Barbosa Other committees Committee member Business 04/25/2019 Annual 100.00% (effective) Administrator 04/25/2019 5 771.733.258-20 Strategy Committee 10/03/1954 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee Chairman of the Committee 100.00% Fábio Colletti Barbosa Other committees Business 04/25/2019 Annual Administrator 771.733.258-20 Related Parties 04/25/2019 3 Committee 10/03/1954 Member of the Board of Directors Member of the Strategy Committee

Fábio Colletti Barbosa Other committees Committee member Business 04/25/2019 Annual 0.00% 771.733.258-20 Social Responsibility (effective) Administrator 04/25/2019 2 Exhibit 99.1 Member of the Board of Directors Committee 10/03/1954 Member of the Strategy Committee Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Fábio Colletti Barbosa Other committees Committee member Business 04/25/2019 Annual 0.00% 771.733.258-20 Social Responsibility (effective) Administrator 04/25/2019 2 Exhibit 99.1 Member of the Board of Directors Committee 10/03/1954 Member of the Strategy Committee Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee

Exhibit 99.1

12.7/8 - Composition of committees

Name	Type of committee	Position held Description of other positions held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	**Description of other committees**	**Type of audit**	**Date of birth**	**Date of investiture**	**Number of consecutive terms of office**	
Other positions held/roles performed at the issuer						
Gustavo Jorge Laboissière Loyola 101.942.071-53 Member of the Board of Directors Chairman of the Audit Committee Member of the Compensation Committee	Other committees Related Parties Committee	Committee member (effective)	Economist 12/19/1952	04/25/2019 04/25/2019	Annual 6	100.00%
João Moreira Salles 295.520.008-58 Member of the Board of Directors	Other committees Strategy Committee	Committee member (effective)	Economist 04/11/1981	04/25/2019 04/25/2019	Annual 2	100.00%
José Galló 032.767.670-15 Member of the Board of Directors	Other committees Personnel Committee	Committee member (effective)	Business Administrator 09/11/1951	04/25/2019 04/25/2019	Annual 3	100.00%
Marco Ambrogio Crespi Bonomi 700.536.698-00 Member of the Board of Directors Member of the Capital and Risk Management Committee	Other committees Nomination and Corporate Governance Committee	Committee member (effective)	Economist 05/06/1956	04/25/2019 04/25/2019	Annual 2	100.00%
Marco Ambrogio Crespi Bonomi 700.536.698-00 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee	Other committees Capital and Risk Management Committee	Committee member (effective)	Economist 05/06/1956	04/25/2019 04/25/2019	Annual 2	100.00%

Exhibit 99.1

12.7/8 - Composition of committees

Name	Type of committee	Position held Description of other positions held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	**Description of other committees**	**Type of audit**	**Date of birth**	**Date of investiture**	**Number of consecutive terms of office**	
Other positions held/roles performed at the issuer						
Milton Maluhy Filho	Other committees	Committee member (effective)	Business Administrator	04/25/2019	Annual	100.00%
252.026.488-80 Vice-President Director	Disclosure and Trading Committee		06/08/1976	04/25/2019	1	
Pedro Luiz Bodin de Moraes	Other committees	Chairman of the Committee	Economist	04/25/2019	Annual	100.00%
548.346.867-87 Member of the Board of Directors Member of the Related Parties Committee Member of the Compensation Committee	Capital and Risk Management Committee		07/13/1956	04/25/2019	10	
Pedro Luiz Bodin de Moraes	Other committees	Committee member (effective)	Economist	04/25/2019	Annual	100.00%
548.346.867-87 Member of the Board of Directors Chairman of the Capital and Risk Management Committee Member of the Compensation Committee	Related Parties Committee		07/13/1956	04/25/2019	6

Exhibit 99.1 12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Date Date of investiture Number of Type of audit committees of consecutive birth terms of office Other positions held/roles performed at the issuer Pedro Moreira Salles Other committees Chairman of the Committee Banker 04/25/2019 Annual 100.00% 551.222.567-72 Strategy Committee 10/20/1959 04/25/2019 10 Co-chairman of the Board of Directors Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee Pedro Moreira Salles Other committees Chairman of the Committee Banker 04/25/2019 Annual 66.67% 551.222.567-72 Nomination and 10/20/1959 04/25/2019 10 Corporate Co-chairman of the Board of Directors Governance Chairman of the Strategy Committee Committee Chairman of the Personnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee Pedro Moreira Salles Other committees Chairman of the Banker 04/25/2019 Annual 100.00% Committee 10/20/1959 04/25/2019 10 551.222.567-72 Personnel Committee Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Member of the Compensation Committee Member of the Social Responsibility Committee Exhibit 99.1 12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of Description of other attendance positions held at meetings Taxpayer ID (CPF) Description of other Date Date of investiture Number of Type of audit committees of consecutive birth terms of office Other positions held/roles performed at the issuer Pedro Moreira Salles Other committees Chairman of the Committee Banker 04/25/2019 Annual 100.00% 551.222.567-72 Strategy Committee 10/20/1959 04/25/2019 10 Co-chairman of the Board of Directors Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee Pedro Moreira Salles Other committees Chairman of the Committee Banker 04/25/2019 Annual 66.67% 551.222.567-72 Nomination and 10/20/1959 04/25/2019 10 Corporate Co-chairman of the Board of Directors Governance Chairman of the Strategy Committee Committee Chairman of the Personnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee Pedro Moreira Salles Other committees Chairman of the Banker 04/25/2019 Annual 100.00% Committee 10/20/1959 04/25/2019 10 551.222.567-72 Personnel Committee Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Member of the Compensation Committee Member of the Social Responsibility Committee

Exhibit 99.1 Pedro Moreira Salles Other committees Committee member Banker 04/25/2019 Annual 0.00% 551.222.567-72 Social Responsibility (effective) 10/20/1959 04/25//2019 0 Co7-chairman of the Board of Committee Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee Exhibit 99.1 Pedro Moreira Salles Other committees Committee member Banker 04/25/2019 Annual 0.00% 551.222.567-72 Social Responsibility (effective) 10/20/1959 04/25//2019 0 Co7-chairman of the Board of Committee Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee

Exhibit 99.1

12.7/8 - Composition of committees

Name Taxpayer ID (CPF) Other positions held/roles performed at the issuer	Type of committee Description of other committees	Position held Description of other positions held Type of audit	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Renato Lulia Jacob 118.058.578-00 Not applicable	Other committees Disclosure and Trading Committee	Committee member (effective)	Engineer 05/10/1974	10/21/2019 10/21/2019	Annual 1	0.00%
Ricardo Villela Marino 252.398.288-90 Member of the Board of Directors	Other committees Strategy Committee	Committee member (effective)	Engineer 01/28/1974	04/25/2019 04/25/2019	Annual 9	75.00%
Roberto Egydio Setubal 007.738.228-52 Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Chairman of the Compensation Committee	Other committees Strategy Committee	Committee member (effective)	Engineer 10/13/1954	04/25/2019 04/25/2019	Annual 10	100.00%
Roberto Egydio Setubal 007.738.228-52 Co-chairman of the Board of Directors Member of the Strategy Committee Chairman of the Compensation Committee	Other committees Capital and Risk Management Committee	Committee member (effective)	Engineer 10/13/1954	04/25/2019 04/25/2019	Annual 10	100.00%

Exhibit 99.1 12.7/8 – Composition of committees Professional experience / Statement of any conviction / Independence criteria Antonio Carlos Barbosa de Oliveira - 528.154.718-68 Itaú Unibanco Holding S.A.: Member of the Audit Committee since June 2018. Main activity of the company: Holding company. Instituto Itaú Cultural: Member of the Board of Directors since April 1994 and Executive Officer from July 2001 to April 2018. Main activity of the company: Activities pertinent to culture and arts associations. Banco Itaú BBA S.A.: Member of the Board of Directors from June 2010 to April 2015; Director Vice President from February 2003 to April 2010; Member of the Board of Directors from February 2003 to February 2009. Main activity of the company: Multiple-service banking, with investment portfolio. Itaú Unibanco Holding S.A.: Executive Officer from May 2008 to May 2010; Member of the Disclosure and Trading Committee from May 2005 to April 2010; Member of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President from April 2008 to April 2010; Vice President from 2002 to 2003; Executive Officer from March 1994 to July 2002; Managing Officer from December 1991 to August 1994. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco União de Bancos Brasileiros S.A.: Director Vice President from November 2008 to April 2010. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itauleasing S.A.: Managing Officer from December 1994 to September 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú Argentina S.A.: Executive General Director from 1995 to 2001. Main activity of the company: Multiple-service banking, with commercial portfolio. Itautec Informática S.A.: Officer from 1983 to 1991, Banking and Commercial Automation Division. Main activity of the company: Wholesale trading of IT equipment. Itaú Tecnologia S.A.: General Management of Microelectronics Projects from 1981 to 1983. Main activity of the company: Wholesale trading of IT equipment. Other activities: Fernand Braudel Institute of World Economics: Member of the Board of Directors since 2016. “Amigos da Poli” Endownment Fund: Vice President of the Board in 2012. Main activity of the company: Activities pertinent to associations not mentioned previously. VISA Argentina: Officer from 1997 to 2001. Argentine Banking Association (ABA – Associacion de Bancos de la Argentina): Officer from 1994 to 2001. Institute of Advanced Studies at Universidade de São Paulo: Member of the Management Board in 1994. Main activity of the company: Educational support activities, except for school funds. Academic background: Bachelor’s degree in Mechanical (Production) Engineering from the Engineering School of Universidade de São Paulo (USP) in 1974; Master of Science in Management from the Massachusetts Institute of Technology (MIT) in 1977; and Master of Astronomy from James Cook University in 2012. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Exhibit 99.1 12.7/8 – Composition of committees Professional experience / Statement of any conviction / Independence criteria Antonio Carlos Barbosa de Oliveira - 528.154.718-68 Itaú Unibanco Holding S.A.: Member of the Audit Committee since June 2018. Main activity of the company: Holding company. Instituto Itaú Cultural: Member of the Board of Directors since April 1994 and Executive Officer from July 2001 to April 2018. Main activity of the company: Activities pertinent to culture and arts associations. Banco Itaú BBA S.A.: Member of the Board of Directors from June 2010 to April 2015; Director Vice President from February 2003 to April 2010; Member of the Board of Directors from February 2003 to February 2009. Main activity of the company: Multiple-service banking, with investment portfolio. Itaú Unibanco Holding S.A.: Executive Officer from May 2008 to May 2010; Member of the Disclosure and Trading Committee from May 2005 to April 2010; Member of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President from April 2008 to April 2010; Vice President from 2002 to 2003; Executive Officer from March 1994 to July 2002; Managing Officer from December 1991 to August 1994. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco União de Bancos Brasileiros S.A.: Director Vice President from November 2008 to April 2010. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itauleasing S.A.: Managing Officer from December 1994 to September 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú Argentina S.A.: Executive General Director from 1995 to 2001. Main activity of the company: Multiple-service banking, with commercial portfolio. Itautec Informática S.A.: Officer from 1983 to 1991, Banking and Commercial Automation Division. Main activity of the company: Wholesale trading of IT equipment. Itaú Tecnologia S.A.: General Management of Microelectronics Projects from 1981 to 1983. Main activity of the company: Wholesale trading of IT equipment. Other activities: Fernand Braudel Institute of World Economics: Member of the Board of Directors since 2016. “Amigos da Poli” Endownment Fund: Vice President of the Board in 2012. Main activity of the company: Activities pertinent to associations not mentioned previously. VISA Argentina: Officer from 1997 to 2001. Argentine Banking Association (ABA – Associacion de Bancos de la Argentina): Officer from 1994 to 2001. Institute of Advanced Studies at Universidade de São Paulo: Member of the Management Board in 1994. Main activity of the company: Educational support activities, except for school funds. Academic background: Bachelor’s degree in Mechanical (Production) Engineering from the Engineering School of Universidade de São Paulo (USP) in 1974; Master of Science in Management from the Massachusetts Institute of Technology (MIT) in 1977; and Master of Astronomy from James Cook University in 2012. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Exhibit 99.1 Antonio Francisco de Lima Neto - 231.877.943-00 Itaú Unibanco Holding S.A.: Member of the Audit Committee since July 2015. Main activity of the company: Holding company. Itaú Corpbanca (Chile): Member of the Audit Committee since April 2018. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Fibra S.A.: Chief Executive Officer from August 2009 to October 2013. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco do Brasil S.A.: Chief Executive Officer from December 2006 to April 2009; Vice President of Retail and Distribution from July 2005 to December 2006; Vice President of International and Wholesale Business from November 2004 to July 2005; Commercial Officer from September 2001 to November 2004; Executive Superintendent of the Commercial Department from July 2000 to September 2001; State Superintendent of Tocantins from May 1999 to May 2000; Regional Superintendent of Belo Horizonte from January 1997 to May 1999. Main activity of the company: Multiple-service banking, with commercial portfolio. Brasilprev Seguros e Previdência S.A.: Member of the Board of Directors from 2007 to 2009. Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Member of the Board of Directors from 2006 to 2009. BB Securities Limited: Member of the Board of Directors from 2004 to 2005. Brasilsaúde Companhia de Seguros: Member of the Board of Directors from 2003 to 2005. Companhia de Seguros Aliança do Brasil: Member of the Board of Directors from 2001 to 2009. BB Previdência – Fundo de Pensão Banco do Brasil: Member of the Board of Directors from 2000 to 2007. Academic background: Master’s degree in Economics from Fundação Getúlio Vargas since January 2014; Brazilian Institute for Corporate Governance course for board members (2014); Latu Sensu Postgraduate course in Marketing from PUC Rio de Janeiro (2001); MBA for Executives from Fundação Dom Cabral (1997); Bachelor’s degree in Economic Sciences from Universidade Federal de Pernambuco (1996). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Diego Fresco Gutierrez - 214.970.328-90 Itaú Unibanco Holding S.A.: Member of the Audit Committee (Financial Expert) since April 2014. Main activity of the company: Holding company. Independent consultant since 2013 in complex financial reporting mainly for publicly-held companies registered in Brazil and in the United States, and in internal and external auditing issues. Itaú Corpbanca (Chile): Member of the Audit Committee since May 2016 and Alternate Director since March 2018. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Corpbanca (Colombia) Member of the Audit Committee since April 2018. Main activity of the company: Multiple-service banking, with commercial portfolio. PricewaterhouseCoopers (1990 to 2013) – Brazil, Uruguay, and the United States: held different positions in his career, mainly as partner in charge of accounting advisory and regulatory requirements for issue of securities overseas, and also worked in the auditing of financial statements. Main activity of the company: Accounting and tax audit and consulting services. Academic background: Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay in 1994. Mr. Gutierrez is a Certified Public Accountant in the United States for the State of Virginia since 2002, and a Public Accountant registered in the Regional Accounting Council of the State of São Paulo. He also attended the course for board members, in 2013, from the Brazilian Institute of Corporate Governance. Exhibit 99.1 Antonio Francisco de Lima Neto - 231.877.943-00 Itaú Unibanco Holding S.A.: Member of the Audit Committee since July 2015. Main activity of the company: Holding company. Itaú Corpbanca (Chile): Member of the Audit Committee since April 2018. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Fibra S.A.: Chief Executive Officer from August 2009 to October 2013. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco do Brasil S.A.: Chief Executive Officer from December 2006 to April 2009; Vice President of Retail and Distribution from July 2005 to December 2006; Vice President of International and Wholesale Business from November 2004 to July 2005; Commercial Officer from September 2001 to November 2004; Executive Superintendent of the Commercial Department from July 2000 to September 2001; State Superintendent of Tocantins from May 1999 to May 2000; Regional Superintendent of Belo Horizonte from January 1997 to May 1999. Main activity of the company: Multiple-service banking, with commercial portfolio. Brasilprev Seguros e Previdência S.A.: Member of the Board of Directors from 2007 to 2009. Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Member of the Board of Directors from 2006 to 2009. BB Securities Limited: Member of the Board of Directors from 2004 to 2005. Brasilsaúde Companhia de Seguros: Member of the Board of Directors from 2003 to 2005. Companhia de Seguros Aliança do Brasil: Member of the Board of Directors from 2001 to 2009. BB Previdência – Fundo de Pensão Banco do Brasil: Member of the Board of Directors from 2000 to 2007. Academic background: Master’s degree in Economics from Fundação Getúlio Vargas since January 2014; Brazilian Institute for Corporate Governance course for board members (2014); Latu Sensu Postgraduate course in Marketing from PUC Rio de Janeiro (2001); MBA for Executives from Fundação Dom Cabral (1997); Bachelor’s degree in Economic Sciences from Universidade Federal de Pernambuco (1996). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Diego Fresco Gutierrez - 214.970.328-90 Itaú Unibanco Holding S.A.: Member of the Audit Committee (Financial Expert) since April 2014. Main activity of the company: Holding company. Independent consultant since 2013 in complex financial reporting mainly for publicly-held companies registered in Brazil and in the United States, and in internal and external auditing issues. Itaú Corpbanca (Chile): Member of the Audit Committee since May 2016 and Alternate Director since March 2018. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Corpbanca (Colombia) Member of the Audit Committee since April 2018. Main activity of the company: Multiple-service banking, with commercial portfolio. PricewaterhouseCoopers (1990 to 2013) – Brazil, Uruguay, and the United States: held different positions in his career, mainly as partner in charge of accounting advisory and regulatory requirements for issue of securities overseas, and also worked in the auditing of financial statements. Main activity of the company: Accounting and tax audit and consulting services. Academic background: Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay in 1994. Mr. Gutierrez is a Certified Public Accountant in the United States for the State of Virginia since 2002, and a Public Accountant registered in the Regional Accounting Council of the State of São Paulo. He also attended the course for board members, in 2013, from the Brazilian Institute of Corporate Governance.

Exhibit 99.1 Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Gustavo Jorge Laboissière Loyola - 101.942.071-53 Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2006 (independent director); Elected Chairman of the Audit Committee in April 2017; Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; Member of the Capital and Risk Management Committee from July 2008 to May 2017; Member of the Related Parties Committee since April 2013; Member of the Compensation Committee since June 2016; Member of the Fiscal Council from March 2003 to April 2006. Main activity of the company: Holding company. Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy. Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003. Main activity of the company: Consultancy. Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics. Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997; Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency. Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979; Ph.D. in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Maria Helena dos Santos Fernandes de Santana - 036.221.618-50 Itaú Unibanco Holding S.A.: Member of the Audit Committee since June 2014. Main activity of the company: Holding company. Oi S.A.: Member of the Board of Directors and Coordinator of the Personnel, Nomination and Governance Committee since 2018. Main activity of the company: Telecommunications. XP Investimentos S.A.: Chairman of the Audit Committee since 2018. Main activity of the company: Securities Broker. Bolsas y Mercados Españoles (BME): Member of the Board of Directors since 2016. Main activity of the company: Administration of organized securities markets. IFRS Foundation: Member of the Board of Trustees since January 2014. Main activity of the company: Foundation that hosts the International Accounting Standards Board (IASB). Latin American Roundtable on Corporate Governance (OECD/WB Group): Member since 2000. Main activity of the company: Multilateral group – corporate governance. Exhibit 99.1 Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Gustavo Jorge Laboissière Loyola - 101.942.071-53 Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2006 (independent director); Elected Chairman of the Audit Committee in April 2017; Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; Member of the Capital and Risk Management Committee from July 2008 to May 2017; Member of the Related Parties Committee since April 2013; Member of the Compensation Committee since June 2016; Member of the Fiscal Council from March 2003 to April 2006. Main activity of the company: Holding company. Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy. Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003. Main activity of the company: Consultancy. Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics. Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997; Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency. Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979; Ph.D. in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Maria Helena dos Santos Fernandes de Santana - 036.221.618-50 Itaú Unibanco Holding S.A.: Member of the Audit Committee since June 2014. Main activity of the company: Holding company. Oi S.A.: Member of the Board of Directors and Coordinator of the Personnel, Nomination and Governance Committee since 2018. Main activity of the company: Telecommunications. XP Investimentos S.A.: Chairman of the Audit Committee since 2018. Main activity of the company: Securities Broker. Bolsas y Mercados Españoles (BME): Member of the Board of Directors since 2016. Main activity of the company: Administration of organized securities markets. IFRS Foundation: Member of the Board of Trustees since January 2014. Main activity of the company: Foundation that hosts the International Accounting Standards Board (IASB). Latin American Roundtable on Corporate Governance (OECD/WB Group): Member since 2000. Main activity of the company: Multilateral group – corporate governance.

Exhibit 99.1 International Integrated Reporting Council (IIRC): Member of the Nomination and Governance Committee since 2016. Main activity of the company: Multilateral group that sets integrated reporting standards. Advisory Committee – State-Owned Enterprises Governance Market (B3); Brazilian Takeover Panel (CAF); Advisory Committee – Companies and Underwriting (B3): Member. Main activity of the company: Non-profit association. Companhia Brasileira de Distribuição S.A.: Member of the Board of Directors and Chairman of the Corporate Governance Committee from 2013 and June 2017. Main activity of the company: Retailing. Totvs S.A.: Member of the Board of Directors and Coordinator of the Audit Committee between 2013 and 2017. Main activity of the company: Communication and IT. CPFL Energia S.A.: Member of the Board of Directors from April 2013 to 2015. Main activity of the company: Electric energy distribution. International Organization of Securities Commissions (IOSCO): Chairman of the Executive Committee from 2010 to 2012. Main activity of the company: Non-profit organization. Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Chairman from July 2007 to July 2012 and Director from July 2006 to July 2007. Also represented CVM at the Financial Stability Board (FSB) between 2009 and 2012. Main activity of the company: Public administration in general. Brazilian Institute of Corporate Governance (IBGC – Instituto Brasileiro de Governança Corporativa): Vice President from 2004 to 2006. Main activity of the company: Activities of associations for protection of social rights. São Paulo Stock Exchange – BOVESPA (currently B3 S.A. – Brasil, Bolsa, Balcão): Ms. Santana worked initially in the Special Projects Department from 1994 to 2006, and as Executive Superintendent of Relationships with Companies from 2000 to 2006. In this position, she was responsible for the supervision of listed companies and for attracting new companies to the stock exchange. She was involved in the creation of the “Novo Mercado” listing segment and was responsible for its implementation. Main activity of the company: Administration of organized securities markets. Academic background: Economist graduated in 1990 from the School of Economics, Business Administration and Accounting (FEA) of Universidade de São Paulo (USP). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Rogério Paulo Calderón Peres - 035.248.608-26 Itaú Unibanco Holding S.A.: Member of the Audit Committee since November 2016; Officer from April 2011 to April 2014; Member of the Disclosure and Trading Committee from June 2009 to April 2014. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer from April 2009 to April 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Investimentos Bemge S.A.: Director Vice President from June 2012 to April 2013; Chairman of the Board of Directors and CEO from April 2013 to April 2014. Main activity of the company: Holding company of non-financial institutions. Dibens Leasing S.A. – Arrendamento Mercantil: Officer from April 2013 to April 2014. Main activity of the company: Lease operations. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from 2007 to 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. HSBC Group: CFO for Latin America, Member of the Financial Management Council and Member of the Administrative Committee for Latin America from July 2014 to October 2016. Main activity of the company: Multiple-service banking, with commercial portfolio. Exhibit 99.1 International Integrated Reporting Council (IIRC): Member of the Nomination and Governance Committee since 2016. Main activity of the company: Multilateral group that sets integrated reporting standards. Advisory Committee – State-Owned Enterprises Governance Market (B3); Brazilian Takeover Panel (CAF); Advisory Committee – Companies and Underwriting (B3): Member. Main activity of the company: Non-profit association. Companhia Brasileira de Distribuição S.A.: Member of the Board of Directors and Chairman of the Corporate Governance Committee from 2013 and June 2017. Main activity of the company: Retailing. Totvs S.A.: Member of the Board of Directors and Coordinator of the Audit Committee between 2013 and 2017. Main activity of the company: Communication and IT. CPFL Energia S.A.: Member of the Board of Directors from April 2013 to 2015. Main activity of the company: Electric energy distribution. International Organization of Securities Commissions (IOSCO): Chairman of the Executive Committee from 2010 to 2012. Main activity of the company: Non-profit organization. Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Chairman from July 2007 to July 2012 and Director from July 2006 to July 2007. Also represented CVM at the Financial Stability Board (FSB) between 2009 and 2012. Main activity of the company: Public administration in general. Brazilian Institute of Corporate Governance (IBGC – Instituto Brasileiro de Governança Corporativa): Vice President from 2004 to 2006. Main activity of the company: Activities of associations for protection of social rights. São Paulo Stock Exchange – BOVESPA (currently B3 S.A. – Brasil, Bolsa, Balcão): Ms. Santana worked initially in the Special Projects Department from 1994 to 2006, and as Executive Superintendent of Relationships with Companies from 2000 to 2006. In this position, she was responsible for the supervision of listed companies and for attracting new companies to the stock exchange. She was involved in the creation of the “Novo Mercado” listing segment and was responsible for its implementation. Main activity of the company: Administration of organized securities markets. Academic background: Economist graduated in 1990 from the School of Economics, Business Administration and Accounting (FEA) of Universidade de São Paulo (USP). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Rogério Paulo Calderón Peres - 035.248.608-26 Itaú Unibanco Holding S.A.: Member of the Audit Committee since November 2016; Officer from April 2011 to April 2014; Member of the Disclosure and Trading Committee from June 2009 to April 2014. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer from April 2009 to April 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Investimentos Bemge S.A.: Director Vice President from June 2012 to April 2013; Chairman of the Board of Directors and CEO from April 2013 to April 2014. Main activity of the company: Holding company of non-financial institutions. Dibens Leasing S.A. – Arrendamento Mercantil: Officer from April 2013 to April 2014. Main activity of the company: Lease operations. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from 2007 to 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. HSBC Group: CFO for Latin America, Member of the Financial Management Council and Member of the Administrative Committee for Latin America from July 2014 to October 2016. Main activity of the company: Multiple-service banking, with commercial portfolio.

Exhibit 99.1 Bunge Group – Bunge Brasil S.A.: Executive Vice President from 2003 to 2006. Fosfertil, Ultrafertil and Fertifos: Member of the Board of Directors. Bunge Foundation, Bungeprev and Fosfertil: Member of the Audit Committee. PricewaterhouseCoopers from 1981 to 2003: Partner engaged in the Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products Divisions. Academic background: Bachelor’s degree in Business Administration from Fundação Getúlio Vargas (São Paulo) and in Accounting from Fundação Paulo Eiró (São Paulo); Postgraduate degrees and special professional courses: E-Business Education Series from the University of Virginia Darden School of Business; Executive MBA from the University of Western Ontario, in Canada; Case Studies in consumer and retail companies; Center for Executive Development Faculty at Princeton University, Business Strategy and Organization; Continuing Education Management and Professional Training, Arundel, England; Executive Business Development – Finance and Investment Decision Course – Research and Metrics at Fundação Getúlio Vargas (São Paulo); Continuing Education Course at Harvard Business School, Making Corporate Boards More Effective, United States. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Geraldo José Carbone - 952.589.818-00 Itaú Unibanco Holding S.A.: Member of the Board of Directors to June 2017 from April 2018; Member of the Board of Directors from August 2006 to April 2008; Member of the Risk and Capital Management Committee and of the Nomination and Corporate Governance Committee from May 2017 to October 2018. Non-administrative member of the Compensation Committee since January 2019. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Unibanco S.A.: Managing Vice President from April 2008 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to October 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaubank S.A.: Managing Vice President from April 2009 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Vida e Previdência S.A.: Managing Vice President from March 2009 to March 2011. Main activity of the company: Life insurance. G/xtrat Consultoria Econômica Ltda.: Managing Partner since 2011. Main activity of the company: Corporate management advisory services, except specific technical advisory services. GC/Capital Empreendimentos e Participações Ltda.: Managing Partner since 2011. Main activity of the company: Holding companies of non-financial institutions. Bank Boston: CEO from July 1987 to August 2006; Vice President of the Asset Management Division from 1994 to 1997; Officer of the Economics Department and of the Investment Research Unit in Brazil from 1991 to 1994. Main activity of the company: Multiple-service banking, with commercial portfolio. Bunge y Born: Chief Economist from 1982 to 1987. Academic Background: Bachelor’s degree in Economics from Universidade de São Paulo in 1978 Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Exhibit 99.1 Bunge Group – Bunge Brasil S.A.: Executive Vice President from 2003 to 2006. Fosfertil, Ultrafertil and Fertifos: Member of the Board of Directors. Bunge Foundation, Bungeprev and Fosfertil: Member of the Audit Committee. PricewaterhouseCoopers from 1981 to 2003: Partner engaged in the Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products Divisions. Academic background: Bachelor’s degree in Business Administration from Fundação Getúlio Vargas (São Paulo) and in Accounting from Fundação Paulo Eiró (São Paulo); Postgraduate degrees and special professional courses: E-Business Education Series from the University of Virginia Darden School of Business; Executive MBA from the University of Western Ontario, in Canada; Case Studies in consumer and retail companies; Center for Executive Development Faculty at Princeton University, Business Strategy and Organization; Continuing Education Management and Professional Training, Arundel, England; Executive Business Development – Finance and Investment Decision Course – Research and Metrics at Fundação Getúlio Vargas (São Paulo); Continuing Education Course at Harvard Business School, Making Corporate Boards More Effective, United States. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Geraldo José Carbone - 952.589.818-00 Itaú Unibanco Holding S.A.: Member of the Board of Directors to June 2017 from April 2018; Member of the Board of Directors from August 2006 to April 2008; Member of the Risk and Capital Management Committee and of the Nomination and Corporate Governance Committee from May 2017 to October 2018. Non-administrative member of the Compensation Committee since January 2019. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Unibanco S.A.: Managing Vice President from April 2008 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to October 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaubank S.A.: Managing Vice President from April 2009 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Vida e Previdência S.A.: Managing Vice President from March 2009 to March 2011. Main activity of the company: Life insurance. G/xtrat Consultoria Econômica Ltda.: Managing Partner since 2011. Main activity of the company: Corporate management advisory services, except specific technical advisory services. GC/Capital Empreendimentos e Participações Ltda.: Managing Partner since 2011. Main activity of the company: Holding companies of non-financial institutions. Bank Boston: CEO from July 1987 to August 2006; Vice President of the Asset Management Division from 1994 to 1997; Officer of the Economics Department and of the Investment Research Unit in Brazil from 1991 to 1994. Main activity of the company: Multiple-service banking, with commercial portfolio. Bunge y Born: Chief Economist from 1982 to 1987. Academic Background: Bachelor’s degree in Economics from Universidade de São Paulo in 1978 Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Exhibit 99.1 Pedro Luiz Bodin de Moraes - 548.346.867-87 Itaú Unibanco Holding S.A.: Member of the Board of Directors since February 2009 (independent director); Member of the Capital and Risk Management Committee since August 2009, being Chairman since July 2012; Member of the Compensation Committee since February 2011; Member of the Related Parties Committee since April 2013. Main activity of the company: Holding company. Cambuhy Investimentos Ltda.: Partner since 2011. Main activity of the company: Portfolio management and fund management services. Ventor Investimentos Ltda.: Partner since 2009. Main activity of the company: Portfolio management and fund management by contract or commission services. Unibanco – União de Banco Brasileiros S.A.: Member of the Board of Directors from July 2003 to December 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Icatu Holding S.A.: Director from 2002 to 2003 and Partner from 2005 to 2014. Main activity of the company: Holding company. Banco Icatu S.A.: Director and Partner from 1993 to 2002. Main activity of the company: Multiple-service banking, with commercial portfolio. Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency. Brazilian Social and Economic Development Bank (BNDES – Banco Nacional de Desenvolvimento Econômico e Social): Director from 1990 to 1991. Main activity of the company: Development bank. Academic background: Bachelor’s and Master’s degree in Economics from Pontifícia Universidade Catolica do Rio de Janeiro (PUC-Rio); Ph.D. in Economics from the ́ Massachusetts Institute of Technology (MIT). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Pedro Moreira Salles - 551.222.567-72 Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Member of the Board of Directors since February 2009 and Chairman of the Board of Directors from August 2009 to April 2017 (non-executive director); Member of the Social Responsibility Committee since January 2019; Chairman of the Nomination and Corporate Governance Committee, and of the Personnel Committee since August 2009; Member of the Compensation Committee since February 2011, serving as Chairman from February 2011 to May 2017; Member of the Strategy Committee since 2009, serving as Chairman since May 2017 and from August 2009 to April 2016; Executive Vice President from November 2008 to August 2009. Main activity of the company: Holding company. Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from February 2010 to April 2012. Main activity of the company: Multiple-service banking, with investment portfolio. Unibanco – União de Bancos Brasileiros S.A.: Member of the Board of Directors from December 1989 to July 1990; Vice Chairman of the Board of Directors from July 1990 to December 2008; Chief Executive Officer from September 2004 to November 2008; Director Vice President from November 2008 to October 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco Holdings S.A.: Vice Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008. Main activity of the company: Holding company. Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009. Main activity of the company: Insurance. Exhibit 99.1 Pedro Luiz Bodin de Moraes - 548.346.867-87 Itaú Unibanco Holding S.A.: Member of the Board of Directors since February 2009 (independent director); Member of the Capital and Risk Management Committee since August 2009, being Chairman since July 2012; Member of the Compensation Committee since February 2011; Member of the Related Parties Committee since April 2013. Main activity of the company: Holding company. Cambuhy Investimentos Ltda.: Partner since 2011. Main activity of the company: Portfolio management and fund management services. Ventor Investimentos Ltda.: Partner since 2009. Main activity of the company: Portfolio management and fund management by contract or commission services. Unibanco – União de Banco Brasileiros S.A.: Member of the Board of Directors from July 2003 to December 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Icatu Holding S.A.: Director from 2002 to 2003 and Partner from 2005 to 2014. Main activity of the company: Holding company. Banco Icatu S.A.: Director and Partner from 1993 to 2002. Main activity of the company: Multiple-service banking, with commercial portfolio. Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency. Brazilian Social and Economic Development Bank (BNDES – Banco Nacional de Desenvolvimento Econômico e Social): Director from 1990 to 1991. Main activity of the company: Development bank. Academic background: Bachelor’s and Master’s degree in Economics from Pontifícia Universidade Catolica do Rio de Janeiro (PUC-Rio); Ph.D. in Economics from the ́ Massachusetts Institute of Technology (MIT). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Pedro Moreira Salles - 551.222.567-72 Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Member of the Board of Directors since February 2009 and Chairman of the Board of Directors from August 2009 to April 2017 (non-executive director); Member of the Social Responsibility Committee since January 2019; Chairman of the Nomination and Corporate Governance Committee, and of the Personnel Committee since August 2009; Member of the Compensation Committee since February 2011, serving as Chairman from February 2011 to May 2017; Member of the Strategy Committee since 2009, serving as Chairman since May 2017 and from August 2009 to April 2016; Executive Vice President from November 2008 to August 2009. Main activity of the company: Holding company. Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from February 2010 to April 2012. Main activity of the company: Multiple-service banking, with investment portfolio. Unibanco – União de Bancos Brasileiros S.A.: Member of the Board of Directors from December 1989 to July 1990; Vice Chairman of the Board of Directors from July 1990 to December 2008; Chief Executive Officer from September 2004 to November 2008; Director Vice President from November 2008 to October 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco Holdings S.A.: Vice Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008. Main activity of the company: Holding company. Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009. Main activity of the company: Insurance.

Exhibit 99.1 E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009. Main activity of the company: Holding company. Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008 and Chief Executive Officer since 2008. Main activity of the company: Holding company. IUPAR – Itaú Unibanco Participações S.A.: Chairman of the Board of Directors since 2018; CEO from June 2015 to June 2018; Member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012. Main activity of the company: Holding company. Porto Seguro S.A.: Vice Chairman of the Board of Directors from November 2009 to March 2012. Main activity of the company: Holding company. Totvs S.A.: Member of the Board of Directors from March 2010 to September 2017. Main activity of the company: Communication and technology. Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Chairman of the Board of Directors since March 2017. Academic background: Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. Mr. Moreira Salles attended the International Relations Program at Yale University and the Owner/President Management (OPM) Program at Harvard University. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Roberto Egydio Setubal - 007.738.228-52 Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Vice Chairman of the Board of Directors (non-executive director) from March 2003 to April 2017, and Chief Executive Officer from November 1995 to April 2017; Chairman of the International Advisory Board from March 2003 to April 2009; Member of the Strategy Committee since August 2009; Member of the Personnel Committee from August 2009 to May 2017; Member of the Capital and Risk Management Committee since June 2008; Member of the Nomination Committee from May 2006 to April 2009; Member of the Compensation Committee from May 2006 to April 2009 and Chairman since May 2017; and Member of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Royal Dutch Shell (Netherlands): Member of the Board of Directors and Member of the Audit Committee since October 2017. Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; General Director from July 1990 to April 1994; Member of the Board of Directors from May 1991 to March 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015. Main activity of the company: Multiple-service banking, with investment portfolio. Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008. Main activity of the company: Holding company. Itaúsa – Investimentos Itaú S.A.: Director Vice President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. President of the National Federation of Banks (FENABAN – Federação Nacional dos Bancos) and of the Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos) from April 1997 to March 2001; President of the Advisory Board of FEBRABAN from October 2008 to March 2017; Member of the Board of the International Monetary Conference since 1994; Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002; Member of the Trilateral Commission and International Board of the New York Stock Exchange (NYSE) since April 2000; Member of the China Development Forum since 2010; Co-chair Exhibit 99.1 E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009. Main activity of the company: Holding company. Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008 and Chief Executive Officer since 2008. Main activity of the company: Holding company. IUPAR – Itaú Unibanco Participações S.A.: Chairman of the Board of Directors since 2018; CEO from June 2015 to June 2018; Member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012. Main activity of the company: Holding company. Porto Seguro S.A.: Vice Chairman of the Board of Directors from November 2009 to March 2012. Main activity of the company: Holding company. Totvs S.A.: Member of the Board of Directors from March 2010 to September 2017. Main activity of the company: Communication and technology. Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Chairman of the Board of Directors since March 2017. Academic background: Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. Mr. Moreira Salles attended the International Relations Program at Yale University and the Owner/President Management (OPM) Program at Harvard University. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Roberto Egydio Setubal - 007.738.228-52 Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Vice Chairman of the Board of Directors (non-executive director) from March 2003 to April 2017, and Chief Executive Officer from November 1995 to April 2017; Chairman of the International Advisory Board from March 2003 to April 2009; Member of the Strategy Committee since August 2009; Member of the Personnel Committee from August 2009 to May 2017; Member of the Capital and Risk Management Committee since June 2008; Member of the Nomination Committee from May 2006 to April 2009; Member of the Compensation Committee from May 2006 to April 2009 and Chairman since May 2017; and Member of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Royal Dutch Shell (Netherlands): Member of the Board of Directors and Member of the Audit Committee since October 2017. Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; General Director from July 1990 to April 1994; Member of the Board of Directors from May 1991 to March 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015. Main activity of the company: Multiple-service banking, with investment portfolio. Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008. Main activity of the company: Holding company. Itaúsa – Investimentos Itaú S.A.: Director Vice President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. President of the National Federation of Banks (FENABAN – Federação Nacional dos Bancos) and of the Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos) from April 1997 to March 2001; President of the Advisory Board of FEBRABAN from October 2008 to March 2017; Member of the Board of the International Monetary Conference since 1994; Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002; Member of the Trilateral Commission and International Board of the New York Stock Exchange (NYSE) since April 2000; Member of the China Development Forum since 2010; Co-chair

Exhibit 99.1 of the World Economic Forum (WEF) 2015 since 2015; Member of the Economic and Social Development Council of the Presidency of the Republic (CDES) since November 2016. Academic background: Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo, in 1977, and Master’s degree in Science Engineering from Stanford University, in 1979. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alexsandro Broedel - 031.212.717-09 Itaú Unibanco Holding S.A.: Finance Executive Officer since April 2015, and Officer from August 2012 to March 2015; Investor Relations Officer since October 2017; Member of the Disclosure and Trading Committee since October 2013, serving as Chairman since October 2017, in addition to holding a management position in other companies of the Itaú Unibanco Conglomerate. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activity of the company: Multiple-service banking, with commercial portfolio. Investimentos Bemge S.A.: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018, serving as Officer from June 2012 to February 2018; Investor Relations Officer since October 2017. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itauseg Participações S.A.: Officer since June 2012. Main activity of the company: Holding company of non-financial institutions. Dibens Leasing S.A. – Arrendamento Mercantil: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018; Officer since August 2012; Investor Relations Officer since October 2017. Main activity of the company: Lease operations. Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and doctorate programs. Main activity: Education institution. Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Commissioner from 2010 to 2012. Main activity of the company: Supervisory authority for the Brazilian securities market. Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm. B3 S.A. - Brasil, Bolsa, Balcão (current name of BM&F Bovespa S.A.): Member of the Audit Committee in 2012. Main activity of the company: Administration of organized securities markets. CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors from May 2013 to March 2017. Main activity of the company: Organized over-the-counter markets managing company. International Accounting Standards Board (IASB): Member since 2010. Main activity of the company: Independent supervisory body of the IFRS Foundation, responsible for developing and approving IFRS. IRB Brasil Resseguros: Member of the Board of Directors since 2015. Main activity of the company: Reinsurance and retrocession operations. International Integrated Reporting Committee (IIRC): Member from 2014 to 2019. Main activity of the company: Global authority and steward of matters related to Integrated Accounting Reporting. FEA-USP: Full Professor. Main activity of the company: Education Institution. EAESP-FGV: Professor from 2001 to 2002. Exhibit 99.1 of the World Economic Forum (WEF) 2015 since 2015; Member of the Economic and Social Development Council of the Presidency of the Republic (CDES) since November 2016. Academic background: Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo, in 1977, and Master’s degree in Science Engineering from Stanford University, in 1979. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alexsandro Broedel - 031.212.717-09 Itaú Unibanco Holding S.A.: Finance Executive Officer since April 2015, and Officer from August 2012 to March 2015; Investor Relations Officer since October 2017; Member of the Disclosure and Trading Committee since October 2013, serving as Chairman since October 2017, in addition to holding a management position in other companies of the Itaú Unibanco Conglomerate. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activity of the company: Multiple-service banking, with commercial portfolio. Investimentos Bemge S.A.: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018, serving as Officer from June 2012 to February 2018; Investor Relations Officer since October 2017. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itauseg Participações S.A.: Officer since June 2012. Main activity of the company: Holding company of non-financial institutions. Dibens Leasing S.A. – Arrendamento Mercantil: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018; Officer since August 2012; Investor Relations Officer since October 2017. Main activity of the company: Lease operations. Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and doctorate programs. Main activity: Education institution. Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Commissioner from 2010 to 2012. Main activity of the company: Supervisory authority for the Brazilian securities market. Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm. B3 S.A. - Brasil, Bolsa, Balcão (current name of BM&F Bovespa S.A.): Member of the Audit Committee in 2012. Main activity of the company: Administration of organized securities markets. CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors from May 2013 to March 2017. Main activity of the company: Organized over-the-counter markets managing company. International Accounting Standards Board (IASB): Member since 2010. Main activity of the company: Independent supervisory body of the IFRS Foundation, responsible for developing and approving IFRS. IRB Brasil Resseguros: Member of the Board of Directors since 2015. Main activity of the company: Reinsurance and retrocession operations. International Integrated Reporting Committee (IIRC): Member from 2014 to 2019. Main activity of the company: Global authority and steward of matters related to Integrated Accounting Reporting. FEA-USP: Full Professor. Main activity of the company: Education Institution. EAESP-FGV: Professor from 2001 to 2002.

Exhibit 99.1 Main activity of the company: Education Institution. Manchester Business School: Professor in 2005. Main activity of the company: Education Institution. London School of Economics: Visiting Professor. Main activity of the company: Education Institution. Academic background: Ph.D. in Accounting and Finance from Manchester Business School in 2008; Ph.D. in Controllership and Accounting from Universidade de São Paulo (USP) in 2001; Bachelor’s degree in Accounting from Universidade de São Paulo (USP) in 1997; and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alfredo Egydio Setubal - 014.414.218-07 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2007 (non-executive director); Director Vice President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; Chairman of the Social Responsibility Committee since January 2019; Member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; Member of the Nomination and Corporate Governance Committee since August 2009; Member of the Capital and Risk Management Committee from April 2015 to May 2017; Member of the Personnel Committee since April 2015 and the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itaú Unibanco S.A.: Director Vice President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and Member of the Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento): Vice President from 1994 to August 2003 and President from August 2003 to August 2008. Association of Broker-Dealers (ADEVAL – Associação da Distribuidora de Valores): Member of the Advisory Board since 1993. Brazilian Association of Listed Capital Companies (ABRASCA – Associação Brasileira das Companhias Abertas): Member of the Management Board from 1999 to 2017. Brazilian Institute of Investors Relations (IBRI – Instituto Brasileiro de Relações com Investidores): Member of the Board of Directors from 1999 to 2009 and Chairman of the Superior Guidance, Nomination and Ethics Committee since 2009. São Paulo Museum of Modern Art (MAM): Financial Officer since 1992. Academic background: Bachelor’s degree in 1980 and Postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Álvaro Felipe Rizzi Rodrigues - 166.644.028-07 Itaú Unibanco Holding S.A.: Officer since April 2015; Member of the Disclosure and Trading Committee since October 2014. Exhibit 99.1 Main activity of the company: Education Institution. Manchester Business School: Professor in 2005. Main activity of the company: Education Institution. London School of Economics: Visiting Professor. Main activity of the company: Education Institution. Academic background: Ph.D. in Accounting and Finance from Manchester Business School in 2008; Ph.D. in Controllership and Accounting from Universidade de São Paulo (USP) in 2001; Bachelor’s degree in Accounting from Universidade de São Paulo (USP) in 1997; and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alfredo Egydio Setubal - 014.414.218-07 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2007 (non-executive director); Director Vice President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; Chairman of the Social Responsibility Committee since January 2019; Member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; Member of the Nomination and Corporate Governance Committee since August 2009; Member of the Capital and Risk Management Committee from April 2015 to May 2017; Member of the Personnel Committee since April 2015 and the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itaú Unibanco S.A.: Director Vice President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and Member of the Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento): Vice President from 1994 to August 2003 and President from August 2003 to August 2008. Association of Broker-Dealers (ADEVAL – Associação da Distribuidora de Valores): Member of the Advisory Board since 1993. Brazilian Association of Listed Capital Companies (ABRASCA – Associação Brasileira das Companhias Abertas): Member of the Management Board from 1999 to 2017. Brazilian Institute of Investors Relations (IBRI – Instituto Brasileiro de Relações com Investidores): Member of the Board of Directors from 1999 to 2009 and Chairman of the Superior Guidance, Nomination and Ethics Committee since 2009. São Paulo Museum of Modern Art (MAM): Financial Officer since 1992. Academic background: Bachelor’s degree in 1980 and Postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Álvaro Felipe Rizzi Rodrigues - 166.644.028-07 Itaú Unibanco Holding S.A.: Officer since April 2015; Member of the Disclosure and Trading Committee since October 2014.

Exhibit 99.1 Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, working in the coordination and supervision of M&A legal matters, domestic corporate legal matters and corporate governance, corporate paralegal matters, legal matters – contracts, equity, marketing, and third sector, international legal matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units, and for the follow-up and assessment of the main legal matters regarding these units), and retail business legal matters (responsible for the legal matters pertinent to the products and services for retail banking and insurance). Main activity of the company: Multiple-service banking, with commercial portfolio. Tozzini Freire Advogados: Mr. Rodrigues worked in the areas of corporate law and contracts law from August 1998 to February 2005. Main activity of the company: Legal services. Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999; Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001; and LL.M. from Columbia University School of Law, New York, in 2004. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Ana Lúcia de Mattos Barretto Villela – 066.530.828-06 Itaú Unibanco Holding S.A.: Member of the Board of Directors (non-executive director); Member of the Nomination and Corporate Governance Committee since April 2018; Member of the Personnel Committee since April 2018; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Itaúsa - Investimentos Itaú S.A.: Vice Chairman of the Board of Directors (non-executive director) since April 2017. Main activity of the company: Holding company. IUPAR — Itaú Unibanco Participações SA. Alternate Member of the Board of Directors since June 2018. Main activity of the company: Holding company. Itaú Unibanco S.A.: Member of the Board of Directors from June 1996 to July 2001. Main activity of the company: Multiple-service banking, with commercial portfolio. Duratex S.A.: Member of the Sustainability Committee since April 2015. Main activity of the company: Civil construction, construction and decoration material. Itaú Cultural: Member of the Board of Directors since 1995 and Member of the Board of Executive Officers since February 2017. Itaú Social: Member of the Steering Committee since February 2017. XPrize: Member of the Innovation Board since August 2018. AlanaLab (Maria Farinha Filmes, Flow, JungleBee): Co-founder since September 2014. Alana Foundation: Founding President since April 2012. Instituto Alana: President since April 2002. Commercial Free Childhood (CCFC): Member of the Advisory Board from December 2015 to December 2017. Instituto Akatu: Member of the Advisory Board from June 2013 to December 2017. Conectas: Member of the Advisory Board from 2003 to January 2018. Instituto Brincante: Member of the Advisory Board since 2001. Ashoka: Ashoka Fellow since February 2010. Academic background: Bachelor’s degree in Pedagogy with emphasis on School Management (1996) and Master’s degree in Educational Psychology (2003) from Pontifícia Universidade Católica de São Paulo (PUC-SP). Bachelor’s degree in Business Administration from FAAP (incomplete) and Postgraduate degree in Third Sector Management from Fundação Getúlio Vargas – FGV (incomplete). Exhibit 99.1 Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, working in the coordination and supervision of M&A legal matters, domestic corporate legal matters and corporate governance, corporate paralegal matters, legal matters – contracts, equity, marketing, and third sector, international legal matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units, and for the follow-up and assessment of the main legal matters regarding these units), and retail business legal matters (responsible for the legal matters pertinent to the products and services for retail banking and insurance). Main activity of the company: Multiple-service banking, with commercial portfolio. Tozzini Freire Advogados: Mr. Rodrigues worked in the areas of corporate law and contracts law from August 1998 to February 2005. Main activity of the company: Legal services. Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999; Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001; and LL.M. from Columbia University School of Law, New York, in 2004. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Ana Lúcia de Mattos Barretto Villela – 066.530.828-06 Itaú Unibanco Holding S.A.: Member of the Board of Directors (non-executive director); Member of the Nomination and Corporate Governance Committee since April 2018; Member of the Personnel Committee since April 2018; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Itaúsa - Investimentos Itaú S.A.: Vice Chairman of the Board of Directors (non-executive director) since April 2017. Main activity of the company: Holding company. IUPAR — Itaú Unibanco Participações SA. Alternate Member of the Board of Directors since June 2018. Main activity of the company: Holding company. Itaú Unibanco S.A.: Member of the Board of Directors from June 1996 to July 2001. Main activity of the company: Multiple-service banking, with commercial portfolio. Duratex S.A.: Member of the Sustainability Committee since April 2015. Main activity of the company: Civil construction, construction and decoration material. Itaú Cultural: Member of the Board of Directors since 1995 and Member of the Board of Executive Officers since February 2017. Itaú Social: Member of the Steering Committee since February 2017. XPrize: Member of the Innovation Board since August 2018. AlanaLab (Maria Farinha Filmes, Flow, JungleBee): Co-founder since September 2014. Alana Foundation: Founding President since April 2012. Instituto Alana: President since April 2002. Commercial Free Childhood (CCFC): Member of the Advisory Board from December 2015 to December 2017. Instituto Akatu: Member of the Advisory Board from June 2013 to December 2017. Conectas: Member of the Advisory Board from 2003 to January 2018. Instituto Brincante: Member of the Advisory Board since 2001. Ashoka: Ashoka Fellow since February 2010. Academic background: Bachelor’s degree in Pedagogy with emphasis on School Management (1996) and Master’s degree in Educational Psychology (2003) from Pontifícia Universidade Católica de São Paulo (PUC-SP). Bachelor’s degree in Business Administration from FAAP (incomplete) and Postgraduate degree in Third Sector Management from Fundação Getúlio Vargas – FGV (incomplete).

Exhibit 99.1 Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Candido Botelho Bracher - 039.690.188-38 Itaú Unibanco Holding S.A.: Chief Executive Officer since June 2017; General Director of Wholesale Banking from July 2015 to May 2017; Director Vice President from August 2005 to June 2015; Member of the Board of Directors from February 2009 to April 2017 (executive director); Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to May 2017; and Member of the Strategy Committee from April 2015 to May 2017; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Banco Itaú BBA S.A.: Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from March 2013 to April 2015 and Member of the Board of Directors from November 2014 to March 2013; Chief Executive Officer from August 2005 to February 2015 and Director Vice President from November 2004 to August 2005. Main activity of the company: Multiple-service banking, with investment portfolio. B3 S.A. - Brasil, Bolsa, Balcão (current name of BM&F Bovespa S.A.): Member of the Board of Directors from April 2009 to June 2014. Main activity of the company: Commodities and futures exchange. Pão de Açúcar – Companhia Brasileira de Distribuição: Alternate Member of the Board of Directors from September 1999 to June 2005; Member of the Board of Directors from June 2005 to March 2013. Main activity of the company: Retail business. Banco Itaú BBA Creditanstalt S.A.: Officer and Partner (1988 to 2003). Main activity of the company: Multiple-service banking, with investment portfolio. Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1980. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Carlos Henrique Donegá Aidar - 076.630.558-96 Banco Itaú BBA S.A.: Officer since April 2015. Main activity of the company: Multiple-service banking, with investment portfolio. Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since January 2015. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since April 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Redecard S. A.: Officer since April 2015. Main activity of the company: Payment services provider. Itauseg Participações S.A.: Officer since September 2014. Main activity of the company: Holding company of non-financial institutions. In December 1986, Mr. Aidar joined this financial institution, serving as Controllership Officer from July 2008 to August 2014 when he was in charge of the Financial Planning and Managerial Control Departments, being responsible for the conglomerate’s budget planning in its managerial, accounting, and tax aspects, the control and determination of results for the several departments of the conglomerate, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, providing support to the conglomerate’s cost system management, and analysis and submission of results to the executive committees. From September 2014 up to this date, Mr. Aidar is the officer in charge of the Financial Control Department, being mainly responsible for: Exhibit 99.1 Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Candido Botelho Bracher - 039.690.188-38 Itaú Unibanco Holding S.A.: Chief Executive Officer since June 2017; General Director of Wholesale Banking from July 2015 to May 2017; Director Vice President from August 2005 to June 2015; Member of the Board of Directors from February 2009 to April 2017 (executive director); Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to May 2017; and Member of the Strategy Committee from April 2015 to May 2017; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Banco Itaú BBA S.A.: Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from March 2013 to April 2015 and Member of the Board of Directors from November 2014 to March 2013; Chief Executive Officer from August 2005 to February 2015 and Director Vice President from November 2004 to August 2005. Main activity of the company: Multiple-service banking, with investment portfolio. B3 S.A. - Brasil, Bolsa, Balcão (current name of BM&F Bovespa S.A.): Member of the Board of Directors from April 2009 to June 2014. Main activity of the company: Commodities and futures exchange. Pão de Açúcar – Companhia Brasileira de Distribuição: Alternate Member of the Board of Directors from September 1999 to June 2005; Member of the Board of Directors from June 2005 to March 2013. Main activity of the company: Retail business. Banco Itaú BBA Creditanstalt S.A.: Officer and Partner (1988 to 2003). Main activity of the company: Multiple-service banking, with investment portfolio. Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1980. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Carlos Henrique Donegá Aidar - 076.630.558-96 Banco Itaú BBA S.A.: Officer since April 2015. Main activity of the company: Multiple-service banking, with investment portfolio. Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since January 2015. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since April 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Redecard S. A.: Officer since April 2015. Main activity of the company: Payment services provider. Itauseg Participações S.A.: Officer since September 2014. Main activity of the company: Holding company of non-financial institutions. In December 1986, Mr. Aidar joined this financial institution, serving as Controllership Officer from July 2008 to August 2014 when he was in charge of the Financial Planning and Managerial Control Departments, being responsible for the conglomerate’s budget planning in its managerial, accounting, and tax aspects, the control and determination of results for the several departments of the conglomerate, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, providing support to the conglomerate’s cost system management, and analysis and submission of results to the executive committees. From September 2014 up to this date, Mr. Aidar is the officer in charge of the Financial Control Department, being mainly responsible for:

Exhibit 99.1 preparing the conglomerate’s individual and consolidated financial statements; contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out tax and corporate management for all companies in Brazil and abroad; carrying out financial control management of foreign units and the conglomerate’s accounting policies. Academic background: Bachelor’s degree in Economics from the São Paulo School of Economics of Fundação Escola de Comércio Álvares Penteado in 1986; Postgraduate degree in Finance from Universidade de São Paulo (USP) in 1994. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Claudia Politanski - 132.874.158-32 Itaú Unibanco Holding S.A.: Director Vice President since April 2015, and Executive Officer from November 2008 to March 2015; Member of the Disclosure and Trading Committee from April 2009 to May 2015. Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President since July 2013; Executive Officer from February 2010 to July 2013. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from August 2007 to July 2014; Officer from February 2006 to August 2007; Deputy Officer from July 2003 to February 2006. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1992 and LL.M. from the University of Virginia. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Fábio Colletti Barbosa - 771.733.258-20 Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2015 (independent director); Member of the Personnel Committee, Nomination and Corporate Governance Committee, and Strategy Committee since April 2015; Chairman of the Related Parties Committee since May 2017; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Natura Cosméticos S.A.: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Wholesale business of cosmetics and beauty products. Cia.Hering: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Manufacturing of cotton woven and knitted clothing, except for socks. Abril Comunicações S.A.: President from September 2011 to March 2014. Main activity of the company: Printing of books, magazines and other periodicals. Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010. Main activity of the company: Multiple-service banking, with commercial portfolio. Exhibit 99.1 preparing the conglomerate’s individual and consolidated financial statements; contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out tax and corporate management for all companies in Brazil and abroad; carrying out financial control management of foreign units and the conglomerate’s accounting policies. Academic background: Bachelor’s degree in Economics from the São Paulo School of Economics of Fundação Escola de Comércio Álvares Penteado in 1986; Postgraduate degree in Finance from Universidade de São Paulo (USP) in 1994. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Claudia Politanski - 132.874.158-32 Itaú Unibanco Holding S.A.: Director Vice President since April 2015, and Executive Officer from November 2008 to March 2015; Member of the Disclosure and Trading Committee from April 2009 to May 2015. Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President since July 2013; Executive Officer from February 2010 to July 2013. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from August 2007 to July 2014; Officer from February 2006 to August 2007; Deputy Officer from July 2003 to February 2006. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1992 and LL.M. from the University of Virginia. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Fábio Colletti Barbosa - 771.733.258-20 Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2015 (independent director); Member of the Personnel Committee, Nomination and Corporate Governance Committee, and Strategy Committee since April 2015; Chairman of the Related Parties Committee since May 2017; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Natura Cosméticos S.A.: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Wholesale business of cosmetics and beauty products. Cia.Hering: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Manufacturing of cotton woven and knitted clothing, except for socks. Abril Comunicações S.A.: President from September 2011 to March 2014. Main activity of the company: Printing of books, magazines and other periodicals. Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010. Main activity of the company: Multiple-service banking, with commercial portfolio.

Exhibit 99.1 Banco Real S.A.: Chief Executive Officer from 1998 to 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Fundação OSESP: Chairman of the Board of Directors since 2012. Insper – Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010. UN Foundation (Fundação das Nações Unidas – USA): Board Member since 2011. Instituto Empreender Endeavor: Board Member since 2008. Almar Participações S.A.: Board Member since 2013. Gávea Investments: Member of the Investment Committee since September 2015. Academic background: Bachelor’s degree in Economics from the School of Economics of Fundação Getúlio Vargas, São Paulo, and Master’s degree in Business Administration from the Institute for Management and Development, Lausanne. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. João Moreira Salles - 295.520.008-58 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (non-executive director); Member of the Strategy Committee since May 2017. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003). Main activity of the company: Multiple-service banking, with investment portfolio. IUPAR – Itaú Unibanco Participações S.A.: Officer since June 2018; Member of the Board of Directors from June 2015 to June 2018. Main activity of the company: Holding company. Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position). Since 2013, he is co-responsible for the management of BW Gestão de Investimentos (BWGI) and Member of the Investment (CO-CIO), Risk and Operations Committees; Member of the Advisory Board of Cambuhy Agrícola and responsible for monitoring the other BWSA’s subsidiaries. Main activity of the company: Holding company of non-financial institutions. Cambuhy Investimentos: Partner since 2013; Member of the Investment Committee since 2013; Member of the Board of Directors of the investee Parnaíba Gás Natural, from 2014 to 2017. Main activity of the company: Consulting on business management. J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013). ForeSee Asset Management, SP, Brazil: Chief Economist (from 2003 to 2005). Academic background: Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree in Economics from Columbia University, GSAS, NY, USA (2007); Master’s degree in Finance from Columbia University, GSB, NY, USA (2009); and Ph.D. in Economics from Universidade de São Paulo (FEA- USP), São Paulo, Brazil (2012). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Exhibit 99.1 Banco Real S.A.: Chief Executive Officer from 1998 to 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Fundação OSESP: Chairman of the Board of Directors since 2012. Insper – Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010. UN Foundation (Fundação das Nações Unidas – USA): Board Member since 2011. Instituto Empreender Endeavor: Board Member since 2008. Almar Participações S.A.: Board Member since 2013. Gávea Investments: Member of the Investment Committee since September 2015. Academic background: Bachelor’s degree in Economics from the School of Economics of Fundação Getúlio Vargas, São Paulo, and Master’s degree in Business Administration from the Institute for Management and Development, Lausanne. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. João Moreira Salles - 295.520.008-58 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (non-executive director); Member of the Strategy Committee since May 2017. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003). Main activity of the company: Multiple-service banking, with investment portfolio. IUPAR – Itaú Unibanco Participações S.A.: Officer since June 2018; Member of the Board of Directors from June 2015 to June 2018. Main activity of the company: Holding company. Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position). Since 2013, he is co-responsible for the management of BW Gestão de Investimentos (BWGI) and Member of the Investment (CO-CIO), Risk and Operations Committees; Member of the Advisory Board of Cambuhy Agrícola and responsible for monitoring the other BWSA’s subsidiaries. Main activity of the company: Holding company of non-financial institutions. Cambuhy Investimentos: Partner since 2013; Member of the Investment Committee since 2013; Member of the Board of Directors of the investee Parnaíba Gás Natural, from 2014 to 2017. Main activity of the company: Consulting on business management. J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013). ForeSee Asset Management, SP, Brazil: Chief Economist (from 2003 to 2005). Academic background: Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree in Economics from Columbia University, GSAS, NY, USA (2007); Master’s degree in Finance from Columbia University, GSB, NY, USA (2009); and Ph.D. in Economics from Universidade de São Paulo (FEA- USP), São Paulo, Brazil (2012). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Exhibit 99.1 José Galló - 032.767.670-15 Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2016 (independent director) and Member of the Personnel Committee since June 2016. Main activity of the company: Holding company. Lojas Renner S.A.: Member of the Board of Directors since 1998, serving as Chairman of that Board from 1999 to 2005; Chief Executive Officer since March 1999; Superintendent Director from September 1991 to March 1999. Main activity of the company: Chain of apparel department stores. Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005. Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A. Dromegon Participações Ltda.: Officer since September 2005. Main activity of the company: Holding company of non-financial institutions. LR Investimentos Ltda.: Officer since August 2008. Main activity of the company: Holding company of non-financial institutions. Realize Participações S.A.: Officer since December 2015. Main activity of the company: Other special partnerships, except for holding companies. Realize Crédito, Financiamento e Investimento S.A.: Chief Executive Officer from December 2016 to August 2017. Main activity of the company: Credit, financing and financial investment services. Instituto Lojas Renner: Member of the Governing Council since June 2008. Main activity of the company: Association activities. Rumos Consultoria Empresarial Ltda.: Officer since March 1987. Main activity of the company: Advisory in business management, except for specific technical advisory services. SLC Agrícola S.A.: Member of the Board of Directors from April 2007 to May 2016. Main activity of the company: Agriculture supporting activities. Localiza Rent a Car S.A.: Member of the Board of Directors since October 2010. Main activity of the company: Car rental and fleet management. Brazilian Retail Development Institute (IDV – Instituto para Desenvolvimento do Varejo): Member of the Board of Directors since July 2004. Main activity of the company: Other professional association activities. Retail Managers Chamber (CDL – Câmara de Dirigentes Lojistas) - Porto Alegre: Vice Chairman since June 2004. Main activity of the company: Activities pertinent to employer and business associations. Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1974. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Exhibit 99.1 José Galló - 032.767.670-15 Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2016 (independent director) and Member of the Personnel Committee since June 2016. Main activity of the company: Holding company. Lojas Renner S.A.: Member of the Board of Directors since 1998, serving as Chairman of that Board from 1999 to 2005; Chief Executive Officer since March 1999; Superintendent Director from September 1991 to March 1999. Main activity of the company: Chain of apparel department stores. Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005. Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A. Dromegon Participações Ltda.: Officer since September 2005. Main activity of the company: Holding company of non-financial institutions. LR Investimentos Ltda.: Officer since August 2008. Main activity of the company: Holding company of non-financial institutions. Realize Participações S.A.: Officer since December 2015. Main activity of the company: Other special partnerships, except for holding companies. Realize Crédito, Financiamento e Investimento S.A.: Chief Executive Officer from December 2016 to August 2017. Main activity of the company: Credit, financing and financial investment services. Instituto Lojas Renner: Member of the Governing Council since June 2008. Main activity of the company: Association activities. Rumos Consultoria Empresarial Ltda.: Officer since March 1987. Main activity of the company: Advisory in business management, except for specific technical advisory services. SLC Agrícola S.A.: Member of the Board of Directors from April 2007 to May 2016. Main activity of the company: Agriculture supporting activities. Localiza Rent a Car S.A.: Member of the Board of Directors since October 2010. Main activity of the company: Car rental and fleet management. Brazilian Retail Development Institute (IDV – Instituto para Desenvolvimento do Varejo): Member of the Board of Directors since July 2004. Main activity of the company: Other professional association activities. Retail Managers Chamber (CDL – Câmara de Dirigentes Lojistas) - Porto Alegre: Vice Chairman since June 2004. Main activity of the company: Activities pertinent to employer and business associations. Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1974. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation.

Exhibit 99.1 Eduardo Queiroz Tracanella - 272.985.178-05 Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since July 2019. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since March 2018; Institutional Marketing Superintendent from June 2010 to February 2018, responsible for leading projects related to branding, institutional marketing, endomarketing, media, advertising, digital content and social media; Marketing Superintendent for Personnalité from July 2009 to June 2010, responsible for leading projects related to the whole marketing of Itaú Personnalité and the high income segment of the bank (including all related products). He has leaded projects for the whole marketing mix: planning, strategy, sales force, positioning, value proposal, communication, electronic channels, events, sponsorships and partnerships; Retail Marketing Superintendent from December 2007 to July 2009, responsible for leading projects related to the whole retail marketing of the bank (including all products and segments). He has leaded projects for the whole marketing mix of the bank: planning, strategy, sales force, positioning, value proposal, communication, electronic channels, events, sponsorships and partnerships; Advertising and Promotions Manager from May 2005 to December 2007, responsible for managing projects related to the institutional positioning, products and segments, and to developing their related advertising campaigns and promotional actions of the bank; Electronic Channel Marketing Manager from December 2003 to May 2005, responsible for managing projects related to the development of interfaces, communication and marketing of the bank’s electronic channels (internet, ATMs and mobile). He has leaded the refreshing of the ATM and mobile screens and the development of several websites of the bank in a process that involved the analysis of competition, benchmarks, wireframe development, determining and monitoring KPIs, project management for the technology and business, design and communication departments. Academic Background: Bachelor's degree in Social Communication with major in Advertising and Marketing from the Superior School of Advertising and Marketing – ESPM, in São Paulo (1997); Business Management from Fundação Dom Cabral, in Nova Lima (2015). Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Marco Ambrogio Crespi Bonomi - 700.536.698-00 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (independent member); General Director from July 2015 to April 2017; Member of the Nomination and Corporate Governance Committee since May 2017; Member of the Personnel Committee from May 2017 to April 2018; Member of the Capital and Risk Management Committee since April 2018. Main activity of the company: Holding company. Itaú Unibanco S.A.: General Director from April 2015 to April 2017; Director Vice President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Brazilian Association of Credit, Financing and Investment Institutions (ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento): Vice President from April 2004 to April 2011. Academic background: Bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP) - São Paulo in 1978, Financial Executive Advanced Course from Fundação Getúlio Vargas (FGV) in 1982 and Capital Markets course at New York University in 1984. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Exhibit 99.1 Eduardo Queiroz Tracanella - 272.985.178-05 Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since July 2019. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since March 2018; Institutional Marketing Superintendent from June 2010 to February 2018, responsible for leading projects related to branding, institutional marketing, endomarketing, media, advertising, digital content and social media; Marketing Superintendent for Personnalité from July 2009 to June 2010, responsible for leading projects related to the whole marketing of Itaú Personnalité and the high income segment of the bank (including all related products). He has leaded projects for the whole marketing mix: planning, strategy, sales force, positioning, value proposal, communication, electronic channels, events, sponsorships and partnerships; Retail Marketing Superintendent from December 2007 to July 2009, responsible for leading projects related to the whole retail marketing of the bank (including all products and segments). He has leaded projects for the whole marketing mix of the bank: planning, strategy, sales force, positioning, value proposal, communication, electronic channels, events, sponsorships and partnerships; Advertising and Promotions Manager from May 2005 to December 2007, responsible for managing projects related to the institutional positioning, products and segments, and to developing their related advertising campaigns and promotional actions of the bank; Electronic Channel Marketing Manager from December 2003 to May 2005, responsible for managing projects related to the development of interfaces, communication and marketing of the bank’s electronic channels (internet, ATMs and mobile). He has leaded the refreshing of the ATM and mobile screens and the development of several websites of the bank in a process that involved the analysis of competition, benchmarks, wireframe development, determining and monitoring KPIs, project management for the technology and business, design and communication departments. Academic Background: Bachelor's degree in Social Communication with major in Advertising and Marketing from the Superior School of Advertising and Marketing – ESPM, in São Paulo (1997); Business Management from Fundação Dom Cabral, in Nova Lima (2015). Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Marco Ambrogio Crespi Bonomi - 700.536.698-00 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (independent member); General Director from July 2015 to April 2017; Member of the Nomination and Corporate Governance Committee since May 2017; Member of the Personnel Committee from May 2017 to April 2018; Member of the Capital and Risk Management Committee since April 2018. Main activity of the company: Holding company. Itaú Unibanco S.A.: General Director from April 2015 to April 2017; Director Vice President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Brazilian Association of Credit, Financing and Investment Institutions (ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento): Vice President from April 2004 to April 2011. Academic background: Bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP) - São Paulo in 1978, Financial Executive Advanced Course from Fundação Getúlio Vargas (FGV) in 1982 and Capital Markets course at New York University in 1984. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Exhibit 99.1 Milton Maluhy Filho - 252.026.488-80 Itaú Unibanco Holding S.A.: Diretor Vice- President since January 2019; Member of the Disclosure and Trading Committee since January 2019. Currently Chief Financial Officer (CFO) and Chief Risk Officer (CRO) of the Conglomerate Main activity of the company: Holding company. Itaú Corpbanca: CEO from April 2016 to December 2018; Member of the Board of Directors since January 2019. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Unibanco S.A.: Diretor Vice‐Presidente since February 2019; Executive Officer from August 2013 to March 2016; Officer from April to August 2013; Foreign Trade Analyst from June 1995 to June 1996, and Foreign Trade Desk Manager from January 2002 to March 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Executive Officer from March 2010 to April 2012 as responsible for the Products and Clients Desks area. Officer from July 2007 and responsible for the Campinas branch to March 2009; also responsible for the Financial Institutions and Funding area from April 2009 to February 2010. Mr. Maluhy Filho joined Itaú BBA in March 2003, and held the positions of Foreign Trade Senior Officer and Financial Institutions Senior Officer. From December 2004 to July 2007, he was responsible for the relationship and trading of operations with Financial Institutions. Main activity of the company: Multiple-service banking, with investment portfolio. Redecard S.A.: CEO from October 2012 to March 2016. Main activity of the company: Credit card management. Education: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado (FAAP). Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Renato Lulia Jacob - 118.058.578-00 Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since 2019. Main activity of the company: Holding company. Itau BBA International plc (Lisbon, Portugal): CEO since 2016, in charge of determining and executing the bank’s business strategy and protecting the reputation of the business by means of appropriate governance and controls that are consistent with the risk structure. He designed, developed and carried out the creation of the new operational center in the Northern Hemisphere, in Lisbon, Portugal, together with the bank’s executive committee, and carries out all fiduciary duties related to regulation, governance and compliance. Mr. Jacob is also a member of the Board of Directors and of the Executive Committee. Managing Director, in charge of Corporate and Investment Banking (CIB) for Northern Europe from 2011 to 2015, he carried out and managed a well-defined strategy for the Corporate and Investment Banking (CIB) Department (banking activities of large companies and investment banking) together with other business lines and in cooperation with other business leaders. Main activity of the company: Other service provision activities, particularly to companies that have not been previously specified. Itau International Holding Limited: Member of the Board of Directors since 2018. Main activity of the company: International organisms and other offshore institutions. Banco Itaú (Suisse) S.A.: Member of the Board of Directors since 2016. Main activity of the company: Commercial banking. Banco Itaú International: Member of the Board of Directors since 2015. Main activity of the company: Holding company of non-financial institutions. Banco Itaú Argentina S.A.: Managing Director, in charge of Corporate Banking from 2006 to 2010. Main activity of the company: Holding company of non-financial institutions. Academic background: Bachelor’s degree in Civil Engineering from Universidade de São Paulo and continued education in an Advanced Management program from the Wharton School of the University of Pennsylvania, Philadelphia, U.S. Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii - any conviction in an administrative proceeding of the CVM and the penalties applied; iii - any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified her for the performance of any professional or commercial activity: no records.Exhibit 99.1 Milton Maluhy Filho - 252.026.488-80 Itaú Unibanco Holding S.A.: Diretor Vice- President since January 2019; Member of the Disclosure and Trading Committee since January 2019. Currently Chief Financial Officer (CFO) and Chief Risk Officer (CRO) of the Conglomerate Main activity of the company: Holding company. Itaú Corpbanca: CEO from April 2016 to December 2018; Member of the Board of Directors since January 2019. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Unibanco S.A.: Diretor Vice‐Presidente since February 2019; Executive Officer from August 2013 to March 2016; Officer from April to August 2013; Foreign Trade Analyst from June 1995 to June 1996, and Foreign Trade Desk Manager from January 2002 to March 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Executive Officer from March 2010 to April 2012 as responsible for the Products and Clients Desks area. Officer from July 2007 and responsible for the Campinas branch to March 2009; also responsible for the Financial Institutions and Funding area from April 2009 to February 2010. Mr. Maluhy Filho joined Itaú BBA in March 2003, and held the positions of Foreign Trade Senior Officer and Financial Institutions Senior Officer. From December 2004 to July 2007, he was responsible for the relationship and trading of operations with Financial Institutions. Main activity of the company: Multiple-service banking, with investment portfolio. Redecard S.A.: CEO from October 2012 to March 2016. Main activity of the company: Credit card management. Education: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado (FAAP). Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Renato Lulia Jacob - 118.058.578-00 Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since 2019. Main activity of the company: Holding company. Itau BBA International plc (Lisbon, Portugal): CEO since 2016, in charge of determining and executing the bank’s business strategy and protecting the reputation of the business by means of appropriate governance and controls that are consistent with the risk structure. He designed, developed and carried out the creation of the new operational center in the Northern Hemisphere, in Lisbon, Portugal, together with the bank’s executive committee, and carries out all fiduciary duties related to regulation, governance and compliance. Mr. Jacob is also a member of the Board of Directors and of the Executive Committee. Managing Director, in charge of Corporate and Investment Banking (CIB) for Northern Europe from 2011 to 2015, he carried out and managed a well-defined strategy for the Corporate and Investment Banking (CIB) Department (banking activities of large companies and investment banking) together with other business lines and in cooperation with other business leaders. Main activity of the company: Other service provision activities, particularly to companies that have not been previously specified. Itau International Holding Limited: Member of the Board of Directors since 2018. Main activity of the company: International organisms and other offshore institutions. Banco Itaú (Suisse) S.A.: Member of the Board of Directors since 2016. Main activity of the company: Commercial banking. Banco Itaú International: Member of the Board of Directors since 2015. Main activity of the company: Holding company of non-financial institutions. Banco Itaú Argentina S.A.: Managing Director, in charge of Corporate Banking from 2006 to 2010. Main activity of the company: Holding company of non-financial institutions. Academic background: Bachelor’s degree in Civil Engineering from Universidade de São Paulo and continued education in an Advanced Management program from the Wharton School of the University of Pennsylvania, Philadelphia, U.S. Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii - any conviction in an administrative proceeding of the CVM and the penalties applied; iii - any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified her for the performance of any professional or commercial activity: no records.

Exhibit 99.1 Ricardo Villela Marino - 252.398.288-90 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2008 (executive director); Chairman of the LatAm Strategic Council since April 2018; Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to April 2009; and Member of the Strategy Committee since June 2010. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President from August 2010 to April 2018; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 20 2005. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Board of Directors since April 2011 and Member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. Itaú Corpbanca (Chile): Vice Chairman of the Board of Directors since April 2016. Main activity of the company: Multiple-service banking, with commercial portfolio. Duratex S.A.: Alternate Member of the Board of Directors since April 2009. Main activity of the company: Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic ma materials. Elekeiroz S.A.: Alternate Member of the Board of Directors from April 2009 to June 20 2018. Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers. fi Itautec S.A.: Alternate Member of the Board of Directors since April 2009. Main activity of the company: Ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services. Academic background: Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo (USP) in 1996; Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Exhibit 99.1 Ricardo Villela Marino - 252.398.288-90 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2008 (executive director); Chairman of the LatAm Strategic Council since April 2018; Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to April 2009; and Member of the Strategy Committee since June 2010. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President from August 2010 to April 2018; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 20 2005. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Board of Directors since April 2011 and Member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. Itaú Corpbanca (Chile): Vice Chairman of the Board of Directors since April 2016. Main activity of the company: Multiple-service banking, with commercial portfolio. Duratex S.A.: Alternate Member of the Board of Directors since April 2009. Main activity of the company: Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic ma materials. Elekeiroz S.A.: Alternate Member of the Board of Directors from April 2009 to June 20 2018. Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers. fi Itautec S.A.: Alternate Member of the Board of Directors since April 2009. Main activity of the company: Ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services. Academic background: Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo (USP) in 1996; Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Exhibit 99.1 21.3. Indicate management members responsible for implementing, maintaining, evaluating and inspecting the information disclosure policy. The members of the Disclosure and Trading Committee are Alexsandro Broedel Lopes, Alfredo Egydio Setubal, Álvaro Felipe Rizzi Rodrigues, Carlos Henrique Donegá Aidar, Eduardo Queiroz Tracanella, Milton Maluhy Filho and Renato Lulia Jacob. Exhibit 99.1 21.3. Indicate management members responsible for implementing, maintaining, evaluating and inspecting the information disclosure policy. The members of the Disclosure and Trading Committee are Alexsandro Broedel Lopes, Alfredo Egydio Setubal, Álvaro Felipe Rizzi Rodrigues, Carlos Henrique Donegá Aidar, Eduardo Queiroz Tracanella, Milton Maluhy Filho and Renato Lulia Jacob.